Exhibit 99.1

CELESTICA INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) should be read in conjunction with our 2016 audited consolidated financial statements, and our September 30, 2017 unaudited interim condensed consolidated financial statements, which we prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Unless otherwise noted, all dollar amounts are expressed in U.S. dollars. The information in this discussion is provided as of October 26, 2017 unless we indicate otherwise.

Certain statements contained in this MD&A constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (U.S. Exchange Act), and contain forward-looking information within the meaning of Canadian securities laws. Such forward-looking information includes, without limitation, statements related to: our future growth; trends in the electronics manufacturing services (EMS) industry; our anticipated financial and/or operational results; the impact of acquisitions and program wins or losses on our financial results and working capital requirements; anticipated expenses, restructuring actions and charges, and capital expenditures, including the anticipated timing and funding thereof and other anticipated working capital requirements; the anticipated repatriation of undistributed earnings from foreign subsidiaries; the impact of tax and litigation outcomes; our cash flows, financial targets and priorities; intended investments in our business; changes in our mix of revenue by end market; our ability to diversify and grow our customer base and develop new capabilities; the effect of the pace of technological changes, customer outsourcing and program transfers, and the global economic environment on customer demand; the impact of increased competition, pricing and margin pressures, and materials constraints on our financial results; our intention to launch a new normal course issuer bid, and if accepted, the number of subordinate voting shares we may be permitted to purchase thereunder, and the timing and manner of such purchases; the possibility of future write-downs on unrecovered amounts from solar receivables or sale proceeds below the carrying amount of our solar equipment; the anticipated termination and settlement of our solar equipment leases; the impact of outstanding indebtedness under our credit facility on our liquidity, future operations and financial condition; the timing and terms of the sale of our real property in Toronto and related transactions, including the expected lease of our corporate head office (collectively, the Toronto Real Property Transactions); the costs, timing and execution of relocating our existing Toronto manufacturing operations; the potential impact of Britain’s intention to leave the European Union (Brexit) and/or the current administration in the U.S. on the economy, financial markets, currency exchange rates and our business; our expectations with respect to future pioneer incentives for limited portions of our Malaysian business; the impact of new wins, recent program transfers, and acquisitions; the anticipated impact of new accounting standards on our consolidated financial statements and the timing of related transition activities; the impact of longer-term contracts; our expectations with respect to increasing fulfillment services offered to customers; and our intentions with respect to our U.K Supplementary pension plan.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, “continues”, “project”, “potential”, “possible”, “contemplate”, “seek”, or similar expressions, or may employ such future or conditional verbs as “may”, “might”, “will”, “could”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

Forward-looking statements are provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes. Forward-looking statements are not guarantees of future performance and are subject to risks that could cause actual results to differ materially from conclusions, forecasts or projections expressed in such forward-looking statements, including, among others, risks related to: our customers’ ability to compete and succeed in the marketplace with the services we provide and the products we manufacture; changes in our mix of customers and/or the types of products or services we provide; seasonality impacting the quarterly revenue of some of our businesses; price, margin pressures, and other competitive factors generally affecting, and the highly competitive nature of, the EMS industry; price and other competitive factors affecting our Communications and Enterprise end markets; managing our operations and our working capital performance during uncertain market and economic conditions; responding to changes in demand, rapidly evolving and changing technologies, and changes in our customers’ business and outsourcing strategies, including the insourcing of programs; customer concentration and the challenges of diversifying our customer base and replacing revenue from completed or lost programs, or customer disengagements; customer, competitor and/or supplier consolidation; changing commodity, material and component costs, as well as labor costs and conditions; disruptions to our operations, or those of our customers, component suppliers and/or logistics partners, including as a result of global or local events outside our control, including as a result of Brexit and/or significant developments stemming from the current administration in the U.S.; retaining or expanding our business due to execution issues relating to the ramping of new or existing programs or new offerings; the incurrence of future impairment charges or other write-downs of assets; recruiting or retaining skilled talent; transitions associated with our Global Business Services (GBS) initiative, our Organizational Design (OD) initiative, and/or other changes to our operating model; current or future litigation, governmental actions and/or changes in legislation; the timing and extent of recoveries from the sale of manufacturing equipment relating to our exit from the solar panel manufacturing business, and our ability to recover accounts receivable outstanding from a former solar supplier; delays in the delivery and availability of components, services and materials, including from suppliers upon which we are dependent for certain components; non-performance by counterparties; our financial exposure to foreign currency volatility, including fluctuations that may result from Brexit and/or the current administration in the U.S.; our dependence on industries affected by rapid technological change; the variability of revenue and operating results; managing our global operations and supply chain; increasing income and other taxes, tax audits, and challenges of defending our tax positions, and obtaining, renewing or meeting the conditions of tax incentives and credits; completing restructuring actions, including achieving the anticipated benefits therefrom, and integrating any acquisitions; defects or deficiencies in our products, services or designs; computer viruses, malware, hacking attempts or outages that may disrupt our operations; any failure to adequately protect our intellectual property or the intellectual property of others; compliance with applicable laws, regulations and social responsibility initiatives; any U.S. government shutdown and/or debt ceiling impasse; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; the potential that conditions to closing the Toronto Real Property Transactions may not be satisfied on a timely basis or at all; and the costs, timing and/or execution of relocating our existing Toronto manufacturing operations proving to be other than anticipated. The foregoing and other material risks and uncertainties are discussed in our public filings at www.sedar.com and www.sec.gov, including in this MD&A, our most recent Annual Report on Form 20-F filed with, and subsequent reports on Form 6-K furnished to, the U.S. Securities and Exchange Commission (SEC), and as applicable, the Canadian Securities Administrators.

Our forward-looking statements are based on various assumptions, many of which involve factors that are beyond our control. Our material assumptions include those related to the following: production schedules from our customers, which generally range from 30 days to 90 days and can fluctuate significantly in terms of volume and mix of products or services; the timing and execution of, and investments associated with, ramping new business; the success in the marketplace of our customers’ products; the pace of change in our traditional end markets and our ability to retain programs and customers; the stability of general economic and market conditions, currency exchange rates, and interest rates; our pricing, the competitive environment and contract terms and conditions; supplier performance, pricing and terms; compliance by third parties with their contractual obligations, the accuracy of their representations and warranties, and the performance of their covenants; the costs and availability of components, materials, services, plant and capital equipment, labor, energy and transportation; operational and financial matters including the extent, timing and costs of replacing revenue from completed or lost programs, or customer disengagements; technological developments; the timing and extent of recoveries from the sale of manufacturing equipment related to our exit from the solar panel manufacturing business and our ability to recover accounts receivable outstanding from a former solar supplier; the timing, execution, and effect of restructuring actions; our having sufficient financial resources and working capital to fund currently anticipated financial obligations and to pursue desirable business opportunities; our ability to diversify our customer base and develop new capabilities; the availability of cash for repurchases of outstanding subordinate voting shares under an NCIB; and compliance with applicable laws and regulations pertaining to NCIBs. While management believes these assumptions to be reasonable under the current circumstances, they may prove to be inaccurate. Forward-looking statements speak only as of the date on which they are made, and we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Overview

What Celestica does:

We deliver innovative supply chain solutions globally to customers in the following end markets: Communications (comprised of enterprise communications and telecommunications), Advanced Technology Solutions (ATS) (comprised of our former Diversified and Consumer end markets, and consisting of aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer), and Enterprise (comprised of Servers and Storage). We believe our services and solutions create value for our customers by accelerating their time-to-market, and by providing higher quality, lower cost and reduced cycle times in our customers’ supply chains, resulting in lower total cost of ownership, greater flexibility, higher return on invested capital and improved competitive advantage for our customers in their respective markets.

Our global headquarters is located in Toronto, Canada. We operate a network of sites in various geographies with specialized end-to-end supply chain capabilities tailored to meet specific market and customer product lifecycle requirements. In an effort to drive speed, quality and flexibility for our customers, we execute our business in centers of excellence strategically located in North America, Europe and Asia.

We offer a range of services to our customers, including design and development (such as our Joint Design and Manufacturing (JDM) offering, which consists of developing design solutions in collaboration with customers, as well as managing aspects of the supply chain and manufacturing), engineering services, supply chain management, new product introduction, component sourcing, electronics manufacturing, assembly and test, complex mechanical assembly, systems integration, precision machining, order fulfillment, logistics and after-market repair and return services.

The products and services we provide serve a wide variety of applications, including: servers; networking and telecommunications equipment; storage systems; optical equipment; aerospace and defense electronics; healthcare products and applications; semiconductor equipment; and a range of industrial and alternative energy products.

To increase the value we deliver to our customers, we continue to make investments in people, value-added service offerings, new capabilities, capacity, technology, IT systems, software and tools. We continuously work to improve our productivity, quality, delivery performance and flexibility in our efforts to be recognized as one of the leading companies in the EMS industry. In connection therewith, we are implementing organizational and operational improvements. Our Global Business Services (GBS) initiative focuses on integrating, standardizing and optimizing our end-to-end business processes. Our Organizational Design (OD) initiative involves redesigning our organizational structure, with the goal of increasing the overall effectiveness of our organization by improving internal alignment, reducing complexity and increasing our speed to outcome. Further to these goals, we intend to continue to invest in automation and the connected factory in order to streamline our processes and reduce costs.

Our current priorities include (i) evolving and diversifying our customer and product portfolios in order to drive consistent revenue growth and strong operating margins, (ii) improving the overall profitability of our ATS end market, while continuing to make investments therein, (iii) continuing to generate strong annual free cash flow and adjusted return on invested capital (“adjusted ROIC”) and (iv) continuing to improve our execution by driving increased productivity and simplification throughout our organization. We believe that continued investments in these areas support our long-term growth strategy, and will strengthen our competitive position, enhance customer satisfaction, and increase long-term shareholder value. Operating margin, adjusted ROIC and free cash flow are non-IFRS measures without standardized meanings and may not be comparable to similar measures presented by other companies. See “Non-IFRS measures” below for a discussion of the non-IFRS measures included herein, and a reconciliation of our non-IFRS measures to comparable IFRS measures.

We believe that profitable revenue growth depends significantly on increasing sales to existing customers for their current and future product generations and expanding the range of services we provide to these customers. Accordingly, we will continue to focus on expanding our offerings of higher-value added services, such as design and development, engineering, and after-market services. However, as we are experiencing lower growth rates and increased pricing pressures in our traditional markets, which account for a substantial portion of our revenue, we will also continue to focus on expanding our business beyond our traditional end markets, including by pursuing new customers and acquisition opportunities in our ATS businesses to expand our end market penetration, to diversify our end market mix, and to enhance and add new technologies and capabilities to our offerings. During the third quarter of 2017, one of our existing aerospace and defense customers outsourced certain operations to us pursuant to which we will provide manufacturing and after-market repair services for specific product lines at the customer’s site. See “Recent developments” below. As part of this agreement, we have assumed the workforce assigned to these operations and purchased the required inventory.  As with any business expansion (as described below), we may encounter difficulties in ramping and executing this new program.

Overview of business environment:

The EMS industry is highly competitive, with multiple global EMS providers competing for customers and programs. Although the industry is characterized by a large revenue base and new business opportunities, demand can be volatile from period to period, and aggressive pricing is a common business dynamic. Capacity utilization, customer mix and the types of products and services we provide are important factors affecting our financial performance. The number and location of qualified personnel, manufacturing capacity, and the mix of business through that capacity are vital considerations for EMS providers. The EMS industry is also working capital intensive. As a result, we believe that adjusted ROIC (discussed in “Non-IFRS measures” below), which is primarily based on non-IFRS operating earnings and investments in working capital and equipment, is an important metric for measuring an EMS provider’s financial performance.

EMS companies provide a range of services to a variety of customers and end markets. Demand patterns are volatile, making customer revenue and mix, and revenue by end market difficult to forecast. Product lifecycles in the markets we serve, production lead times required by our customers, rapid shifts in technology, model obsolescence, commoditization of certain products, the emergence of new business models, shifting patterns of demand, such as the shift from traditional network infrastructures to highly virtualized and cloud-based environments, as well as the proliferation of software-defined networks and software-defined storage, increased competition, oversupply of products and pricing pressures, and the volatility of the economy, are all contributing factors. The global economy and financial markets may negatively impact end market demand and consequently, the operations of EMS providers, including Celestica. Uncertainty in the global economy may impact current and future demand for our customers’ products and services. We continue to monitor the dynamics and impacts of the global economic environment and work to manage our priorities, costs and resources to anticipate and prepare for any required changes.

External factors that could impact the EMS industry and our business include natural disasters and related disruptions, political instability, terrorism, armed conflict, labor or social unrest, criminal activity, disease or illness that affects local, national or international economies, unusually adverse weather conditions, and other risks present in the jurisdictions in which we, our customers, our suppliers, and/or our logistics partners operate. These types of events could disrupt operations at one or more of our sites or those of our customers, component suppliers and/or our logistics partners. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us, or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results. We carry insurance to cover damage to our sites and interruptions to our operations, including those that may occur as a result of natural disasters, such as flooding and earthquakes, or other events. Our insurance policies, however, are subject to deductibles, coverage limitations and exclusions, and may not provide adequate coverage should such events occur. Uncertainties resulting from Brexit and/or from the current administration in the U.S. may adversely affect our business, results of operations and financial condition. Given the lack of comparable precedent, it is unclear what financial, trade and legal implications the withdrawal of the United Kingdom from the European Union would have and how such withdrawal would affect us, our customers and their demand for our services. In addition, the current U.S. administration has created uncertainty with respect to, among other things, existing and proposed trade agreements, free trade generally, and potentially significant increases on tariffs on goods imported into the U.S., particularly from Mexico, Canada and China. We currently ship a significant portion of our worldwide production to customers in the U.S. from other countries. Changes to U.S. laws or policies may impact the pace of outsourcing by U.S. customers in the future, including the possibility of such customers’ insourcing programs that were previously outsourced (including to companies like ours). It is unknown at this time to what extent new legislation, or pending or new regulatory proposals will be adopted in the U.S., if any, or the effect that such adoption may have on our business. However, changes in U.S. social, political, regulatory and economic conditions or in laws and policies governing foreign trade, manufacturing, clean energy, the healthcare industry, development and investment in the jurisdictions in which we, and/or our customers or suppliers operate, could materially adversely affect our business, results of operations and financial condition.

We have significant suppliers that are important to our sourcing activities. If a key supplier (or any company within our supply chain) experiences financial difficulties, this may affect its ability to supply us with materials, components or services, which could halt or delay the production of a customer’s product, and/or have a material adverse impact on our operations, financial results and customer relationships. In addition, our ability to collect our accounts receivable and future sales depends, in part, on the financial strength of our customers. If any of our customers have insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, or we may extend our payment terms, which could adversely impact our short-term cash flows, financial condition and/or operating results. In addition, customer financial difficulties may result in order cancellations and higher than expected levels of inventory, which could in turn have a material adverse impact on our operating results and working capital performance. We may not be able to return or re-sell this inventory, or we may be required to hold the inventory for a period of time, any of which may result in our having to record additional reserves for the inventory. We also may be unable to recover all of the amounts owed to us by a customer, including amounts to cover unused inventory or capital investments we incurred to support that customer’s business. Furthermore, if a customer bankruptcy occurs, our profitability may be adversely impacted by our failure to collect our accounts receivable in excess of our estimated allowance for uncollectible accounts or amounts insured (which occurred with respect to one of our solar customers in the second quarter of 2017, whose bankruptcy caused us to record accounts receivable provisions, discussed below). Additionally, our future revenues could be reduced by the loss of a customer due to bankruptcy. Our failure to collect accounts receivable and/or the loss of one or more major customers could have an adverse effect on our operating results, financial position and cash flows. We cannot reliably determine if and to what extent customers or suppliers may have financial difficulties, whether we will be required to adjust our prices or the amount we pay for materials and components, or face collection issues with customers, or if customer or supplier bankruptcies will occur.  In connection with our exit from the solar panel manufacturing business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories during 2016 to then-recoverable amounts. In addition, we recorded aggregate charges of $6.6 million during the second quarter of 2017 to write down the carrying value of certain solar accounts receivable, inventory and manufacturing equipment. We shipped the remainder of our solar panel inventory to customers during the third quarter of 2017, and continue to be actively engaged in the disposition of our remaining solar panel manufacturing equipment. If we are unable to collect the current carrying value of our solar accounts receivable, or the proceeds from the sale of such equipment are lower than our current carrying values, we will incur additional asset write downs in future periods. See “Summary of Q3 2017” below for further details.

Our business is also affected by customers who may shift production between EMS providers for a number of reasons, including pricing concessions, more favorable terms and conditions, their preference or need to consolidate their supply chain capacity or the number of supply chain partners, or consolidation among customers. Customers may also choose to increase the amount of business they outsource, insource previously outsourced business, or change the concentration or location of their EMS suppliers to better manage their supply continuity risk. These customer decisions may impact, among other items, our revenue and margins, the need for future restructuring, the level of capital expenditures and our cash flows.

As noted above, demand can be volatile across our end markets. Our revenue and margins are impacted by overall end market demand, our mix of programs, the timing, extent and pricing of new or follow-on business, including the costs, terms, timing and execution of ramping new business, and program completions, losses, or customer disengagements.

Despite a dynamic demand environment, we remain committed to making the investments we believe are required to support our long-term objectives and to create shareholder value. These efforts include evolving and diversifying our customer and product portfolios to address changing needs, and broadening our businesses, including expanding our smart energy (including energy conversion, energy controls, storage and monitoring), aerospace and defense, healthcare, and industrial offerings, as well as expanding the breadth of our JDM offerings in the areas of storage, network switching and converged storage and servers. The costs of these investments and ramping activities may be significant and could negatively impact our margins in the short and medium term. Simultaneously, we intend to continue to manage our costs and resources to maximize our efficiency and productivity.

To reduce our reliance on any one customer or end market, we continue to target new customers and services, including through our efforts to expand our ATS end market. As we expand our business and open new sites, we may encounter difficulties that result in higher than expected costs associated with such activities. Potential difficulties related to such activities include our ability: to manage growth effectively; to maintain existing business relationships during periods of transition; to anticipate disruptions in our operations that may impact our ability to deliver to customers on time, produce quality products and ensure overall customer satisfaction; and to respond rapidly to changes in customer demand or volumes. We may also encounter difficulties in ramping and executing new programs. We may require significant investments to support these new programs, including increased working capital requirements, and may generate lower margins or losses during and/or following the ramp period. There can be no assurance that our increased investments will benefit us or result in business growth. As we pursue opportunities in new markets or technologies, we may encounter challenges due to our limited knowledge or experience in these areas. In addition, the success of new business models or programs depends on a number of factors including: understanding the new business or markets; timely and successful product development; market acceptance; the effective management of purchase commitments and inventory levels in line with anticipated demand; the development or acquisition of appropriate intellectual property and capital investments, to the extent required; the availability of materials in adequate quantities and at appropriate costs to meet anticipated demand; and the risk that new offerings may have quality or other defects in the early stages of introduction. Any of these factors could prevent us from realizing the anticipated benefits of growth in new markets or technologies, which could materially adversely affect our business and operating results. See “Summary of Q3 2017” below for a discussion of our exit from the solar panel manufacturing business.

Recent developments:

Launch of Renewed Brand:

As previously announced in September 2017, we launched our renewed brand and logo, representing our focus on solving challenges, driving innovation and creating value for our customers and shareholders.

Program Transfer:

In the third quarter of 2017, one of our existing aerospace and defense customers outsourced certain operations to us. As part of a 10-year agreement, we will provide manufacturing and after-market repair services for electromechanical and electronic assemblies across a wide array of technologies at the customer’s site. We have also assumed the workforce assigned to these operations and purchased approximately $5 million in related inventory. This agreement further expands our relationship with this customer, enhances our ability to provide end-to-end product lifecycle solutions to our customers, and supports our strategy of growing our aerospace and defense business.

Intention to Launch Normal Course Issuer Bid (NCIB):

In October, 2017, we announced our intention to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new NCIB during the fourth quarter of 2017. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding subordinate voting shares.  Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX. We believe that an NCIB is in the interest of the Company and constitutes a desirable use of our funds.

Board Member Resignation:

As previously disclosed, Mr. Joseph M. Natale, who was appointed as President and CEO of Rogers Communications Inc., resigned from Celestica’s Board effective July 26, 2017. In connection therewith, we paid him $1.7 million in cash in the third quarter of 2017 to settle his outstanding deferred share units (DSUs) in accordance with the provisions of the Directors’ Share Compensation Plan.

Executive Leadership Change:

We previously announced the departure of Mr. Darren Myers, our former Chief Financial Officer, effective at the end of July 2017. Upon such announcement, we appointed Mr. Mandeep Chawla (formerly Senior Vice President, Finance) as interim Chief Financial Officer during our search for a permanent replacement. After conducting a full and diligent search process, we appointed Mr. Chawla as Chief Financial Officer, effective October 19, 2017.

Expected Timing of Toronto Real Property Sale:

In April 2017, we received notice from the intended purchaser of our Toronto corporate headquarters and manufacturing operations that the municipal zoning approval process required to complete the transaction will take longer than originally anticipated. As a result, the purchaser has exercised its option under the relevant sale agreement to extend the approvals period by one year. Assuming the timely satisfaction of various conditions, we currently expect the transaction to close during 2018, extended from our original estimate of the second half of 2017.  See “Liquidity — Cash requirements” below. There can be no assurance that this transaction will be completed during 2018, or at all. Whether or not this transaction is consummated, however, we intend to move our existing Toronto manufacturing operations to another location in the Greater Toronto area and in connection therewith, entered into a long-term lease with occupancy to commence in 2018, with the moving date to be determined.  We will incur significant transition costs (including capital expenditures), commencing in the near term, to transfer such operations to this new location, and as we prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position.

Anticipated Restructuring Actions:

We expect to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance. In connection therewith, we recently engaged an outside consultant to identify cost reduction opportunities, as well as to improve operational efficiencies and productivity. Although we expect to incur employee termination costs, and potentially other costs associated with our anticipated restructuring activities, the extent of any such additional restructuring has not yet been determined.  As a result, we cannot currently reasonably estimate a range (in terms of size or timing) of such additional restructuring actions, although such costs are expected to be significant.

Brazilian Assessment:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 35 million Brazilian real (approximately $11 million at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities, and if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

End Markets:

As previously disclosed, commencing in the first quarter of 2017, we have aligned our end markets into two customer focused areas: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS end market consists of our former Diversified and Consumer end markets, and is comprised of our aerospace and defense, industrial, smart energy, healthcare, semiconductor equipment, and consumer businesses. CCS consists of our Communications and Enterprise end markets. Our Enterprise end market is comprised of our servers and storage businesses, which were combined into one end market as a result of their converging technologies. All period percentages herein reflect these changes. The competitive landscape for our CCS end market remains aggressive.  We offer our customers in this end market, a broad range of services. In the third quarter of 2017, we experienced further shifts in the mix of our programs, in particular, growth in our lower-margin fulfillment services. This shift in mix, combined with pricing pressures and investments required to grow our higher-value added after-market services business, resulted in lower than anticipated margins in our CCS end market in the third quarter of 2017.

See “Summary of Q3 2017” below for an update on our exit from the solar panel manufacturing business.

Summary of Q3 2017

Our unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and accounting policies we adopted in accordance with IFRS. These unaudited interim condensed consolidated financial statements reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as at September 30, 2017 and the financial performance, comprehensive income and cash flows for the three and nine months ended September 30, 2017. See “Critical Accounting Policies and Estimates” below.

The following table sets forth certain key operating results and financial information for the periods indicated (in millions, except per share amounts):

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Revenue	$1,554.0	$1,528.2	$4,392.8	$4,556.6
Gross profit	111.1	104.1	315.7	315.4
Selling, general and administrative expenses (SG&A)	51.5	48.0	157.9	152.1
Other charges (recoveries)	1.0	3.9	(0.3)	19.5
Net earnings	$53.6	$33.4	$115.4	$90.6
Diluted earnings per share	$0.37	$0.23	$0.80	$0.62

	December 31 2016	September 30 2017
Cash and cash equivalents	$557.2	$527.0
Borrowings under credit facility	227.5	193.8
Total assets	$2,822.3	$2,871.7

Revenue of $1.53 billion for the third quarter of 2017 decreased 2% compared to the third quarter of 2016. Compared to the same period in 2016, revenue dollars in the third quarter of 2017 from our Enterprise end market decreased 5% primarily due to softer demand in some of our legacy programs.  Revenue dollars from our ATS end market decreased 4% in the third quarter of 2017 compared to the same period in 2016 reflecting decreases in revenue primarily due to our exit from the solar panel manufacturing business, which more than offset growth from our semiconductor business and from new programs. The decrease in our solar panel revenue accounted for a 5% decrease in total ATS revenue from the prior year period. Revenue dollars from our Communications end market increased 2% primarily due to new program growth (including our fulfillment services and JDM programs). Although Communications revenue increased compared to the same period in 2016, we experienced slower growth rates this quarter compared to the prior year period, primarily due to new programs from 2016 reaching their full production levels, increased pricing pressures, and late changes in demand from a certain customer.

Gross profit of $104.1 million (6.8% of total revenue) for the third quarter of 2017 decreased 6% compared to $111.1 million (7.1% of total revenue) for the third quarter of 2016. Gross profit and gross margin were negatively impacted by lower revenue, unfavorable changes in overall program mix, including a higher concentration of fulfillment services that contribute lower gross profit than our full-service traditional EMS programs, and $3 million of higher than typical costs associated with the ramping of new programs, as well as increased pricing pressures most significantly in our Communications and Enterprise end markets.  These decreases were partially offset by lower provisions we recorded in the third quarter of 2017 compared to the same period of 2016.  Our gross profit for the third quarter of 2016 was negatively impacted by higher provisions (accounting for 35 basis points), primarily to write-down the carrying value of our solar panel inventory to then-recoverable amounts.  SG&A for the third quarter of 2017 decreased $3.5 million to $48.0 million compared to the third quarter of 2016, primarily due to lower variable expenses in the third quarter of 2017. Net earnings for the third quarter of 2017 of $33.4 million decreased $20.2 million compared to the third quarter of 2016, primarily due to $7.0 million in lower gross profit in third quarter of 2017 as discussed above, $7.6 million in higher income tax expense in the third quarter of 2017, primarily as a result of net income tax recoveries recorded in the third quarter of 2016, and $6 million in related accrued refund interest income that benefited the third quarter of 2016. Net income tax recoveries for the third quarter of 2016 included a reversal of $37 million Canadian dollars (approximately $29 million at the exchange rate at the time of recording) in provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries, offset in part by withholding taxes and other deferred tax charges.

We made the decision in the fourth quarter of 2016 to exit the solar panel manufacturing business. As part of this exit, we terminated (prior to its scheduled expiration) a supply agreement with an Asia-based solar cell supplier under which we had made specific cash advances. All such cash advances were repaid in full by the end of the second quarter of 2017.  Under this supply agreement, we also manufactured and sold completed solar panels to this supplier as a customer (discussed below).  In connection with our exit from this business, we wrote down the carrying values of our solar panel manufacturing equipment and inventories during 2016 to then-recoverable amounts, and completed production of the final solar panels in the first quarter of 2017. During the second quarter of 2017, we incurred operating losses related to the wind-down of our solar panel manufacturing operations, and we recorded additional provisions of $0.9 million to further write down the carrying value of our remaining solar panel inventory (to reflect lower prices obtained in then-current purchase orders), a provision of $0.5 million to write down the carrying value of our solar accounts receivable (primarily as a result of a solar customer’s bankruptcy) to recoverable amounts, and impairment charges of $5.2 million (through restructuring charges) to further write down the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell, based on then-broker estimates. During the third quarter of 2017, we shipped all of our remaining solar panel inventory to customers, including to the former solar supplier described above. As of September 30, 2017, we had $13.0 million of outstanding solar accounts receivable, all from such former solar supplier. We continue to be actively engaged in the disposition of our solar panel manufacturing equipment, and in the recovery of solar receivables owed to us. If we are unable to recover the current carrying value of amounts owed to us, or the proceeds from the sale of such equipment are lower than our current carrying values, we will incur additional asset write downs in future periods. As of September 30, 2017, we have $1.2 million of solar panel manufacturing equipment which remains available for sale. A substantial portion of our solar panel manufacturing equipment is subject to finance lease agreements. As of September 30, 2017, we had outstanding obligations of $12.2 million under such leases.  We currently intend to terminate and settle the remaining lease obligations in the fourth quarter of 2017.

Our cash and cash equivalents at September 30, 2017 were $527.0 million (December 31, 2016 — $557.2 million). Our cash used in operating activities was $7.5 million for the third quarter of 2017, compared to $108.6 million of cash provided by operating activities for the third quarter of 2016, primarily due to higher working capital requirements in the third quarter of 2017 (discussed below).

At September 30, 2017, we sold $50.0 million (December 31, 2016 — $50.0 million) of accounts receivable (A/R) under our A/R sales facility and sold $55.1 million of A/R (December 31, 2016 — $51.4 million) to a third-party bank under a customer’s supplier financing program, all of which have been de-recognized from our accounts receivable balances. We utilized this customer’s supplier financing program to substantially offset the effects of extended payment terms required by such customer on our working capital for the period. See “Capital Resources” below.

At September 30, 2017, we had $193.8 million outstanding under the term loan portion of our credit facility (Term Loan) (December 31, 2016 — $212.5 million) and no amounts outstanding under the revolving portion of our credit facility (Revolving Facility) (December 31, 2016 — $15.0 million). We repaid the remaining $15.0 million outstanding under the Revolving Facility in the first quarter of 2017, and made a scheduled quarterly principal repayment of $6.25 million under the Term Loan in each of the first three quarters of 2017. See “Liquidity and Capital Resources — Liquidity — Cash requirements” below.

Other performance indicators:

In addition to the key operating results and financial information described above, management reviews the following measures (which are not measures defined under IFRS):

	1Q16		2Q16		3Q16		4Q16		1Q17		2Q17		3Q17
Cash cycle days:
Days in A/R	45		43		43		42		47		43		44
Days in inventory	60		59		58		55		62		61		64
Days in A/P	(58)		(55)		(55)		(53)		(59)		(56)		(56)
Cash cycle days	47		47		46		44		50		48		52
Inventory turns	6.1	x	6.2	x	6.3	x	6.6	x	5.9	x	6.0	x	5.7	x

	2016				2017
	March 31	June 30	September 30	December 31(i)	March 31(i)	June 30 (i)	September 30 (i)
Amount of A/R sold (in millions)	$60.0	$60.0	$50.0	$101.4	$94.5	$115.4	$105.1

(i)         Includes $55.1 million of A/R sold to a third party bank at September 30, 2017 ($65.4 million at June 30, 2017; $44.5 million at March 31, 2017; $51.4 million at December 31, 2016) in connection with a customer’s uncommitted supplier financing program that we joined in the fourth quarter of 2016. We utilized this program to receive earlier payment on such customer’s A/R, to substantially offset the effect of extended payment terms on our working capital.

Days in A/R is calculated as the average A/R for the quarter divided by the average daily revenue. Days in inventory is calculated as the average inventory for the quarter divided by the average daily cost of sales. Days in accounts payable (A/P) is calculated as the average A/P for the quarter divided by average daily cost of sales. Cash cycle days is calculated as the sum of days in A/R and days in inventory, minus the days in A/P. Inventory turns is calculated as 365 divided by the number of days in inventory. A lower number of days in A/R, days in inventory, and cash cycle days, and a higher number of days in A/P and inventory turns generally reflect improved cash management performance.

We believe that cash cycle days (and the components thereof) and inventory turns are useful measures in providing investors with information regarding our cash management performance and are accepted measures of working capital management efficiency in our industry. These are not measures of performance under IFRS, and may not be defined and calculated in the same manner by other companies. These measures should not be considered in isolation or as an alternative to working capital as an indicator of performance.

Management also reviews other non-IFRS measures including adjusted net earnings, operating margin, adjusted ROIC and free cash flow. See “Non-IFRS measures” below.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and the related disclosures of contingent assets and liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses. Actual results could differ materially from these estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well. Significant accounting policies and methods used in the preparation of our consolidated financial statements are described in note 2 to our 2016 audited consolidated financial statements. The following identifies those accounting policies which management considers to be “critical,” defined as accounting policies that management believes are both most important to the portrayal of our financial condition and results and require application of management’s most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. There have been no significant changes during the first nine months of 2017 to such policies, which are discussed in Item 5 of our Annual Report on Form 20-F for the year ended December 31, 2016.

Key sources of estimation uncertainty and judgment: We have applied significant estimates and assumptions in the following areas which we believe could have a significant impact on our reported results and financial position: our valuations of inventory, assets held for sale and income taxes; the amount of our restructuring charges or recoveries; the measurement of the recoverable amounts of our cash generating units (CGUs, as defined below), which includes estimating future growth, profitability, and discount rates, and the fair value of our real property; our valuations of financial assets and liabilities, pension and non-pension post-employment benefit costs, employee stock-based compensation expense, provisions and contingencies; and the allocation of the purchase price and other valuations related to our business acquisitions.

We define a CGU as the smallest identifiable group of assets that cannot be tested individually and that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. CGUs can be comprised of a single site, a group of sites, or a line of business.

We have also applied significant judgment in the following areas: the determination of our CGUs and whether events or changes in circumstances during the relevant period are indicators that a review for impairment should be conducted, and the timing of the recognition of charges or recoveries associated with our restructuring actions. The near-term economic environment could also impact certain estimates necessary to prepare our consolidated financial statements, in particular, the estimates related to the recoverable amounts used in our impairment testing of our non-financial assets (see note 16(b) to our 2016 audited consolidated financial statements), and the discount rates applied to our net pension and non-pension post-employment benefit assets or liabilities (see note 19 to our 2016 audited consolidated financial statements). We did not identify any triggering event during the third quarter and first nine months of 2017 that would indicate the carrying amount of our assets or CGUs may not be recoverable.

Recently issued accounting pronouncements:

IFRS 15, Revenue from Contracts with Customers:

In May 2014, the IASB issued this standard, which provides a single, principles-based five-step model for revenue recognition to be applied to all customer contracts, and requires enhanced disclosures. The new standard is effective January 1, 2018, and allows for early adoption. We have elected to adopt this standard in our consolidated financial statements for the year ending December 31, 2018 using the retrospective approach. Under this approach, we will restate each comparative reporting period presented and recognize the transitional adjustments through equity at the start of the first comparative reporting period presented (January 1, 2016). We have determined that the new standard will change the timing of revenue recognition for a significant portion of our business.  Under the new standard, revenue for certain customer contracts will be recognized earlier than under the current recognition rules (which is generally upon delivery). We believe the adoption of the new standard will materially impact our consolidated financial statements, primarily in relation to inventory and accounts receivable. However, the extent of the financial impacts on specific line items in our consolidated statement of operations and on key performance indicators cannot be reasonably estimated until we complete our detailed analysis during the fourth quarter of 2017. We have completed our assessment of the changes to our business processes, systems and controls that will be necessary to support the recognition and disclosures required by the new standard. Transition efforts are currently underway, and are anticipated to be complete prior to January 1, 2018.

IFRS 9, Financial Instruments:

In July 2014, the IASB issued a final version of this standard, which replaces IAS 39, Financial Instruments: Recognition and Measurement, and is effective for annual periods beginning on or after January 1, 2018, with earlier adoption permitted. The standard introduces a new model for the classification and measurement of financial assets, a single expected credit loss model for the measurement of the impairment of financial assets, and a new model for hedge accounting that is aligned with a company’s risk management activities. We do not intend to adopt this standard early, nor do we believe the adoption of this standard will materially impact our consolidated financial statements. We have completed our assessment of the changes to our business processes, systems and controls that will be required to support the recognition and disclosures required by the new standard.  Transition efforts are currently underway, and are anticipated to be complete prior to January 1, 2018.

IFRS 16, Leases:

In January 2016, the IASB issued this standard, which brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. IFRS 16 supersedes IAS 17, Leases, and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted. We do not intend to adopt this standard early. We have established a project team to evaluate the anticipated impact of this standard on our consolidated financial statements, as well as any changes to our business processes, systems and controls that may be required to support the recognition and disclosures required by the new standard.

Operating Results

Our annual and quarterly operating results, including our product and service volumes, revenues, and working capital performance, vary from period-to-period as a result of the level and timing of customer orders, mix of revenue, and fluctuations in materials and other costs and expenses. The level and timing of customer orders vary due to changes in demand for, and success in the marketplace of, their products, general economic conditions, their attempts to balance their inventory, availability of components and materials, and changes in their supply chain strategies or suppliers. Our annual and quarterly operating results are specifically affected by, among other factors: our mix of customers and the types of products or services we provide (as discussed below); the rate at which, the costs associated with, and the execution of, new program ramps; volumes and the seasonality of our business; price competition and other competitive factors; the mix of manufacturing or service value-add; capacity utilization; manufacturing efficiency; the degree of automation used in the assembly process; the availability of components or labor; the timing of receiving components and materials; costs and inefficiencies of transferring programs between sites; program completions or losses, or customer disengagements and the timing and the margin of any replacement business; the impact of foreign exchange fluctuations; the performance of third-party providers; our ability to manage inventory, production location and equipment effectively; our ability to manage changing labor, component, energy and transportation costs effectively; fluctuations in variable compensation costs; the timing of our expenditures in anticipation of forecasted sales levels; and the timing of any acquisitions and related integration costs. Our operations may also be affected by natural disasters or other local risks present in the jurisdictions in which we, our suppliers, logistics partners, and/or our customers operate. These events could lead to higher costs or supply shortages or may disrupt the delivery of components to us or our ability to provide finished products or services to our customers, any of which could adversely affect our operating results.

In the EMS industry, customers award new programs or shift programs to other EMS providers for a number of reasons, including changes in demand for the customers’ products, pricing benefits offered by other EMS providers, execution or quality issues, preference for consolidation or a change in their supplier base, re-balancing the concentration or location of their EMS providers, consolidation among customers, and decisions to adjust the volume of business being outsourced. Customer or program transfers between EMS providers are part of the competitive nature of our industry. Some customers use more than one EMS provider to manufacture a product and/or may have the same EMS provider support them from more than one geographic location. Customers may choose to change the allocation of demand among their EMS providers and/or may shift programs from one region to another region within an EMS provider’s global network. Customers may also decide to insource production they had previously outsourced to utilize their internal capacity or for other reasons. Our operating results for each period include the impacts associated with new program wins, follow-on business, program completions or losses, as well as any acquisitions. The volume, profitability and the location of new business awards will vary from period-to-period and from program-to-program. Significant period-to-period variations can also result from the timing of new programs reaching full production or programs reaching end-of-life, the timing of follow-on or next generation programs and/or the timing of existing programs being fully or partially transferred internally or to a competitor.

Operating results expressed as a percentage of revenue:

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Revenue	100.0%	100.0%	100.0%	100.0%
Cost of sales	92.9	93.2	92.8	93.1
Gross profit	7.1	6.8	7.2	6.9
SG&A	3.3	3.1	3.6	3.3
Research and development costs	0.4	0.5	0.4	0.4
Amortization of intangible assets	0.1	0.1	0.2	0.2
Other charges	0.1	0.2	—	0.4
Finance costs, net of refund interest income	(0.2)	0.2	—	0.2
Earnings before income tax	3.4	2.7	3.0	2.4
Income tax expense	—	0.5	0.4	0.4
Net earnings	3.4%	2.2%	2.6%	2.0%

Revenue:

Revenue of $1.53 billion for the third quarter of 2017 decreased 2% compared to the same period in 2016. Revenue of $4.56 billion for the first nine months of 2017 increased 4% compared to the first nine months of 2016.

The following table sets forth revenue from our end markets as a percentage of our total revenue for the periods indicated:

	2016					2017
	Q1	Q2	Q3	Q4	FY	Q1	Q2	Q3
Communications	38%	41%	43%	44%	42%	42%	44%	45%
Advanced Technology Solutions (ATS)	37%	33%	32%	29%	32%	34%	31%	31%
Enterprise	25%	26%	25%	27%	26%	24%	25%	24%
Revenue (in billions)	$1.35	$1.49	$1.55	$1.62	$6.02	$1.47	$1.56	$1.53

From time to time, we experience some level of seasonality in our quarterly revenue patterns across some of our businesses. However, the numerous factors described above that affect our period-to-period results make it difficult to isolate the impact of seasonality and other external factors on our business. In the past, revenue from our Enterprise business has increased in the fourth quarter of the year compared to the third quarter, and then decreased in the first quarter of the following year, reflecting the increase in customer demand we typically experience in this business in the fourth quarter. In addition, we typically experience our lowest overall revenue levels during the first quarter of each year. There is no assurance that these patterns will continue.

Our Communications end market represented 45% of total revenue for the third quarter of 2017, up from 43% of total revenue for the third quarter of 2016 (44% and 41% for the first nine months of 2017 and 2016, respectively). Revenue dollars from this end market in the third quarter of 2017 increased 2%, compared to the same period in 2016, primarily due to new program growth (including our fulfillment services and JDM programs). Although Communications revenue increased compared to the same period in 2016, we experienced slower growth rates in the third quarter of 2017 compared to the prior year period, primarily due to new programs from 2016 reaching their full production levels, increased pricing pressures, and late changes in demand from a certain customer. We expect adverse pricing pressures to continue in future periods. Revenue dollars from this end market for the first nine months of 2017 increased 11% compared to the same period in 2016, primarily due to new programs (including our fulfillment services and JDM programs) and strong demand from certain existing customer programs primarily in the first half of 2017, with growth leveling off as such programs reached their full production levels.

Our ATS end market represented 31% of total revenue for the third quarter of 2017, down from 32% of total revenue in the third quarter of 2016 (32% and 34% for the first nine months of 2017 and 2016, respectively). Revenue dollars from our ATS end market for the third quarter and first nine months of 2017 decreased 4% and 3%, respectively, compared to the same periods in 2016, reflecting decreases in revenue primarily due to our exit from the solar panel manufacturing business, which more than offset growth from our semiconductor business and from new programs. The decrease in our solar panel revenue accounted for a 5% and an 8% decrease in total ATS revenue from the prior year periods, respectively. Solar panel revenue, as a percentage of our total ATS revenue, was minimal for the third quarter of 2017 compared to 7% of total ATS revenue for the same period in 2016.

Our Enterprise end market represented 24% of total revenue for the third quarter of 2017, down from 25% of total revenue in the third quarter of 2016 (24% and 25% for the first nine months of 2017 and 2016, respectively). Revenue dollars from our Enterprise end market for the third quarter of 2017 decreased 5% compared to the same period in 2016, primarily due to softer demand in some of our legacy programs. Revenue dollars from our Enterprise end market for the first nine months of 2017 remained relatively flat, compared to the same period in 2016, as growth primarily in the first half of the year from new programs was offset by softer demand in some of our legacy programs.

For the third quarter and first nine months of 2017, we had two customers that individually represented more than 10% of total revenue (third quarter and first nine months of 2016 — two customers).

Although we supply products and services to over 100 customers, we depend upon a small number of customers for a substantial portion of our revenue. In the aggregate, our top 10 customers represented 71% of total revenue for the third quarter of 2017 (third quarter of 2016 — 68%) and 70% of total revenue for the first nine months of 2017 (first nine months of 2016 — 67%). We are dependent to a significant degree upon continued revenue from our largest customers. We generally enter into master supply agreements with our customers that provide the framework for our overall relationship. These agreements typically do not guarantee a particular level of business or fixed pricing. Instead, we bid on a program-by-program basis and typically receive customer purchase orders for specific quantities and timing of products. There can be no assurance that revenue from any of our major customers will continue at historical levels or will not decrease in absolute terms or as a percentage of total revenue. A significant revenue decrease, or pricing pressures from these or other customers, or a loss of a major customer or program, could have a material adverse impact on our business, our operating results and our financial position. Changes in the types of product or services we provide to our customers in a particular period may also adversely impact our margins and operating results for such period. For example, providing a relatively higher concentration of fulfillment services (which occurred in each quarter of 2017 as compared to the prior year periods and is expected to continue) negatively impacts our operating results, as our fulfillment services generally have lower margins than our traditional value-added services. Some of our customer agreements require us to provide specific price reductions to our customers over the term of the contracts. To the extent we cannot compensate for such reductions, by lowering our costs or raising prices elsewhere in an equivalent amount, these price reduction terms will negatively impact our margins and our operating results for any period during which unmitigated reductions are in effect. In addition, as longer-term contracts are becoming more prevalent, we anticipate that these adverse effects will increasingly impact our business in future periods.

In the EMS industry, customers may cancel contracts and volume levels can be changed or delayed. Customers may also shift business to a competitor or bring programs in-house to improve their own utilization or to adjust the concentration of their supplier base to manage supply continuity risk. We cannot assure the replacement of completed, delayed, canceled or reduced orders with new business. In addition, we cannot assure that any of our current customers will continue to utilize our services. Order cancellations, changes in demand (which occurred during the third quarter of 2017 with respect to a particular customer) and changes or delays in production could have a material adverse impact on our results of operations and working capital performance, including requiring us to carry higher than expected levels of inventory. Order cancellations and delays could also lower our asset utilization, resulting in lower margins. Significant period-to-period changes in margins can also result if new program wins or follow-on business are more competitively priced than past programs. In addition, customers from time to time shift programs to us from other service providers, including some for lower complexity, light touch programs that are aggressively priced, which can adversely impact future operating results.

Gross profit:

The following table shows gross profit and gross margin (gross profit as a percentage of total revenue) for the periods indicated:

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Gross profit (in millions)	$111.1	$104.1	$315.7	$315.4
Gross margin	7.1%	6.8%	7.2%	6.9%

Gross profit for the third quarter of 2017 decreased by 6% compared to the same period in 2016. Gross profit and gross margin were negatively impacted by lower revenue, unfavorable changes in overall program mix, including a higher concentration of fulfillment services that contribute lower gross profit than our full-service traditional EMS programs, and $3 million of higher than typical costs associated with the ramping of new programs, as well as increased pricing pressures most significantly in our Communications and Enterprise end markets. These decreases were partially offset by lower provisions we recorded in the third quarter of 2017 compared to the same period in 2016.  Gross profit for the third quarter of 2016 was negatively impacted by higher provisions (accounting for 35 basis points), primarily to write-down the carrying value of our solar panel inventory to then-recoverable amounts.  Although revenue for the first nine months of 2017 increased 4% from the same period in 2016, gross profit for the first nine months of 2017 remained relatively flat compared to the same period in 2016. Increases in gross profit from the higher revenue levels and margin improvements in our ATS end market were offset by decreases in gross profit due to unfavorable changes in program mix and continued pricing pressures.

In general, multiple factors cause gross margin to fluctuate including, among others: volume and mix of products or services; higher/lower revenue concentration in lower gross margin products and end markets; pricing pressures; contract terms and conditions; production efficiencies; utilization of manufacturing capacity; changing material and labor costs, including variable labor costs associated with direct manufacturing employees; manufacturing and transportation costs; start-up and ramp-up activities; new product introductions; disruption in production at individual sites, including as a result of program transfers; cost structures at individual sites; foreign exchange volatility; and the availability of components and materials.

Our gross profit and SG&A (discussed below) are also impacted by the level of variable compensation expense we record in each period. Variable compensation expense includes expense related to awards under our team incentive plans, our sales incentive plans, and our stock-based compensation plans, including stock options, performance share units (PSUs) and restricted share units (RSUs). See “Stock-based compensation” below. The amount of variable compensation expense related to performance-based compensation varies each period depending on the level of achievement of pre-determined performance goals and financial targets.

Selling, general and administrative expenses:

SG&A for the third quarter of 2017 of $48.0 million (3.1% of total revenue) decreased $3.5 million compared to $51.5 million (3.3% of total revenue) for the same period in 2016, primarily due to lower variable expenses recorded in the third quarter of 2017. SG&A for the first nine months of 2017 of $152.1 million decreased compared to $157.9 million for the same period in 2016, primarily due to lower foreign exchange losses and lower costs associated with our organizational redesign initiatives incurred in the first nine months of 2017. As part of the wind down of our solar panel business, we recorded a provision of $0.5 million in SG&A expenses during the second quarter of 2017 to write down our solar accounts receivable, primarily as a result of a solar customer’s bankruptcy.

Stock-based compensation:

Our employee stock-based compensation expense, which excludes DSU expense, varies each period. The portion of our expense that relates to performance-based compensation generally varies depending on our level of achievement of pre-determined performance goals and financial targets. The following table shows employee stock-based compensation for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Employee stock-based compensation in cost of sales	$2.9	$2.9	$10.4	$11.4
Employee stock-based compensation in SG&A	3.5	3.1	12.2	11.3
Total	$6.4	$6.0	$22.6	$22.7

Compared to the third quarter of 2016, our employee stock-based compensation expense for the third quarter of 2017 decreased by $0.4 million, primarily due to reversals we recorded with respect to forfeited awards. Compared to the first nine months of 2016, our employee stock-based compensation expense for the first nine months of 2017 remained relatively flat, as higher grant date fair values applicable to grants in 2017, and higher accelerated recognition of stock-based compensation expense for employees eligible for retirement, were offset by reversals we recorded with respect to forfeited awards. Management currently intends to settle all outstanding share unit awards with subordinate voting shares purchased in the open market by a broker or by issuing subordinate voting shares from treasury.

In the third quarter and first nine months of 2017, we also recorded DSU expense of $0.5 million and $1.7 million, respectively (third quarter and first nine months of 2016 — $0.5 million and $1.5 million, respectively) through SG&A. As a result of the resignation of one of our directors during the third quarter of 2017, we paid $1.7 million in cash to him in the quarter to settle his outstanding DSUs in accordance with the provisions of the Directors’ Share Compensation Plan.

Other charges (recoveries):

We have recorded the following restructuring and other charges (recoveries) for the periods indicated (in millions):

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Restructuring charges	$1.0	$4.1	$7.5	$15.7
Loss on pension annuity purchase	—	—	—	1.9
Other	—	(0.2)	(7.8)	1.9
	$1.0	$3.9	$(0.3)	$19.5

Restructuring:

We perform ongoing evaluations of our business, operational efficiency and cost structure, and implement restructuring actions as we deem necessary. In connection therewith, we recorded restructuring charges of $4.1 million and $15.7 million during the third quarter and first nine months of 2017, respectively, consisting of cash charges of $4.1 million and $10.5 million, respectively, primarily for employee termination costs resulting from our Organizational Design (OD) and Global Business Services (GBS) initiatives, as well as from the rationalization of our operations in the third quarter of 2017, and non-cash impairment charges of $5.2 million for the second quarter and first nine months of 2017 to write down the carrying value of our solar panel manufacturing equipment to its estimated fair value less costs to sell, based on then-broker estimates. See “Summary of Q3 2017” above for further details. We recorded restructuring charges of $1.0 million and $7.5 million during the third quarter and first nine months of 2016, respectively, consisting of cash charges of $1.0 million and $5.3 million, respectively, primarily for employee termination costs and contractual lease obligations related to exited operations, and non-cash charges of $2.2 million for the second quarter and first nine months of 2016, primarily to write down certain plant assets and equipment to recoverable amounts. Our restructuring provision at September 30, 2017 was $4.5 million (December 31, 2016 — $6.6 million) which we currently expect to pay during the fourth quarter of 2017. All cash outlays have been, and the balance is expected to be, funded with cash on hand.

We currently expect to incur approximately $10 million in restructuring charges during the fourth quarter of 2017 to complete the actions previously identified as part of our OD and GBS initiatives. However, in response to the challenging markets and our continued margin pressures (see “Gross profit” above), we expect to implement additional restructuring actions in the near term to further streamline our business and improve our margin performance. In connection therewith, we recently engaged an outside consultant to identify cost reduction opportunities, as well as to improve operational efficiencies and productivity. Although we expect to incur employee termination costs, and potentially other costs associated with our anticipated restructuring activities, the extent of any such additional restructuring has not yet been determined.  As a result, we cannot currently reasonably estimate a range (in terms of size or timing) of such additional restructuring actions, although such costs are expected to be significant.

We may also propose additional future restructuring actions or divestitures as a result of changes in our business (including as a result of further GBS and OD initiatives and/or other changes to our operating model), the marketplace and/or our exit from less profitable, under-performing, non-core or non-strategic operations. In addition, an increase in the frequency of customers transferring business to our EMS competitors, changes in the volumes they outsource, pricing pressures, or requests to transfer their programs among our sites or to lower-cost locations, may also result in our taking future restructuring actions. We may incur higher operating expenses during periods of transitioning programs within our network or to our competitors. Any such restructuring activities, if undertaken at all, could adversely impact our operating and financial results, and may require us to further adjust our operations and internal processes and controls.

The recognition of restructuring charges requires us to make certain judgments and estimates regarding the nature, timing and amounts associated with our restructuring actions. Our major assumptions include the number of employees to be terminated and the timing of such terminations, the measurement of termination costs, the timing and amount of lease obligations and any sublease recoveries from exited sites, and the timing of disposition and estimated fair values of assets available for sale, as applicable. We develop detailed plans and record termination costs for employees informed of their termination. For leased facilities that we intend to exit, the lease obligation costs represent future contractual lease payments and cancellation fees, if any, less estimated sublease recoveries. We may engage independent brokers to determine the estimated fair values less costs to sell for assets we no longer use and which are available for sale. We recognize an impairment loss for assets whose carrying amount exceeds their respective fair values less costs to sell as determined by such independent brokers. We also record adjustments to reflect actual proceeds on disposition of these assets. At the end of each reporting period, we evaluate the appropriateness of our restructuring charges and balances. Further adjustments may be required to reflect actual experience or changes in estimates.

Pension annuity purchases:

In March 2017, the Trustees of our U.K. Main pension plan entered into an agreement with a third party insurance company to purchase an annuity for participants of the Main plan who have retired. The cost of the annuity was £123.7 million (approximately $154.3 million at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of the Main plan. Although we retain ultimate responsibility for the payment of benefits to plan participants, the annuity substantially hedges the financial risk component of the associated pension obligations for such retired participants. The purchase of the annuity resulted in a non-cash loss of $17.0 million which we recorded in other comprehensive income and simultaneously re-classified to deficit during the first quarter of 2017. We also reduced the value of our pension assets by $17.0 million during the first quarter of 2017, which is recorded in other non-current assets on our consolidated balance sheet.

In April 2017, the Trustees of our U.K. Supplementary pension plan entered into an agreement with a third party insurance company to purchase an annuity for all participants of this plan. The cost of the annuity was £9.1 million (approximately $11.7 million at the exchange rate at the time of recording) and was funded with existing plan assets. The annuity is held as an asset of such plan. We anticipate transferring the pension annuity to individual plan members and winding up the plan in 2018. Although we will retain responsibility for the payment of benefits to plan participants until such wind-up is complete, the annuity substantially hedges the financial risk component of the associated pension obligations for such participants. The purchase of the annuity resulted in a non-cash loss of $1.9 million which we recorded during the second quarter of 2017 in other charges in our consolidated statement of operations, with a corresponding reduction in the value of our pension assets which is recorded in other non-current assets on our consolidated balance sheet.

Other:

Other charges (recoveries) for the third quarter of 2017 included charges of $0.9 million for integration, transaction and consulting costs related to acquisition activities (Acquisition Costs), which was more than offset by $1.1 million in recoveries of damages recorded in the third quarter of 2017, in connection with the settlement of class action lawsuits in which we were a plaintiff related to certain purchases we made in prior periods (Damage Recoveries). During the first nine months of 2017, we recorded $1.8 million in Acquisition Costs, as well as costs recorded in the first quarter of 2017 related to a prior legal matter, offset in part by the Damage Recoveries. In the second quarter of 2016, we recorded Damage Recoveries of $12.0 million. These recoveries were offset in part by the cost we recorded to settle an unrelated legal matter.

Refund interest income:

In the third quarter of 2016, we recorded refund interest income of $8 million Canadian dollars (approximately $6 million at the exchange rates at the time of recording) in connection with the resolution of certain previously disputed tax matters. See “Income taxes” below.

Income taxes:

We had a net income tax expense of $7.4 million on earnings before tax of $40.8 million for the third quarter of 2017, compared to a net income tax recovery of $0.2 million on earnings before tax of $53.4 million for the third quarter of 2016. For the first nine months of 2017, we had a net income tax expense of $19.7 million on earnings before tax of $110.3 million, compared to a net income tax expense of $16.3 million on earnings before tax of $131.7 million for the first nine months of 2016.

Our current income tax expense of $8.5 million for the third quarter of 2017 consisted primarily of tax expense recorded in jurisdictions with current taxes payable. Our current income tax expense of $35.6 million for the first nine months of 2017 consisted primarily of tax expense recorded in jurisdictions with current taxes payable and $4.4 million in withholding tax on dividends repatriated from one of our Chinese subsidiaries. Our deferred income tax benefit of $1.1 million for the third quarter of 2017 related to changes in temporary differences in various jurisdictions.  Our deferred income tax benefit of $15.9 million for the first nine months of 2017 related to changes in temporary differences in various jurisdictions, including a deferred income tax benefit of $5.0 million related to the write-down and impairments of our solar assets recorded in prior quarters (discussed below),  and the reversal of $4.4 million previously accrued in our deferred tax liabilities for the withholding taxes discussed above. Upon repatriation of the dividends, we reversed our previous provisions in deferred taxes and recorded a current income tax expense for withholding taxes.  The net effect of the dividend payment on our net income tax expense for the first nine months of 2017 was nil. As a result of our exit from the solar panel manufacturing business, we withdrew one of our tax incentives in Thailand (which related solely to such operations) during the second quarter of 2017. The withdrawal of this incentive allows us to apply future tax losses arising from the ultimate disposition of our solar assets against other fully taxable profits in Thailand, resulting in a $5.0 million deferred tax benefit in the second quarter of 2017.

Our current income tax recovery for the third quarter of 2016 of $14.2 million and our current income tax expense for the first nine months of 2016 of $4.8 million were favorably impacted by the reversal in the third quarter of 2016 of provisions previously recorded for tax uncertainties related to the resolution of a transfer pricing matter for one of our Canadian subsidiaries in the amount of $37 million Canadian dollars ($29 million at the exchange rate at the time of recording). Our current income tax recovery for the third quarter of 2016, and our current income tax expense for the first nine months of 2016 also included tax expense in jurisdictions with current taxes payable, as well as withholding taxes of $1.5 million pertaining to the repatriation of $50.0 million from a U.S. subsidiary in the third quarter of 2016. Deferred income tax expense for the third quarter and first nine months of 2016 consisted of net deferred income tax for changes in temporary differences in various jurisdictions, as well as a deferred income tax expense of $8.0 million in the third quarter of 2016 related to taxable temporary differences associated with undistributed earnings from certain of our Chinese subsidiaries. Our deferred income tax expense for the third quarter and first nine months of 2016 was also impacted by a derecognition of the deferred tax assets of one of our Canadian subsidiaries resulting in a deferred tax expense of $4.4 million.

Our net income tax recovery of $0.2 million for the third quarter of 2016 was adversely affected by taxable foreign exchange impacts of $2.5 million and our net income tax expense of $16.3 million for the first nine months of 2016 was favorably impacted by taxable foreign exchange benefits of $1.2 million, in each case resulting from fluctuations of the Malaysian ringgit and Chinese renminbi relative to the U.S. dollar. Our functional and reporting currency is the U.S. dollar; however, our income tax expense is based primarily on taxable income determined in the currency of the country of origin. As a result, foreign currency translation differences impact our income tax expense from period to period.

We conduct business operations in a number of countries, including countries where tax incentives have been extended to encourage foreign investment or where income tax rates are low. Our effective tax rate can vary significantly from period to period for various reasons, including as a result of the mix and volume of business in various tax jurisdictions, and in jurisdictions with tax holidays and tax incentives that have been negotiated with the respective tax authorities (see discussion below). Our effective tax rate can also vary as a result of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, certain tax exposures, the time period in which losses may be used under tax laws and whether management believes it is probable that future taxable profit will be available to allow us to recognize deferred income tax assets.

Certain countries in which we do business grant tax incentives to attract and retain our business. Our tax expense could increase significantly if certain tax incentives from which we benefit are retracted. A retraction could occur if we fail to satisfy the conditions on which these tax incentives are based, or if they are not renewed or replaced upon expiration. Our tax expense could also increase if tax rates applicable to us in such jurisdictions are otherwise increased, or due to changes in legislation or administrative practices. Changes in our outlook in any particular country could impact our ability to meet the required conditions.

We continue to negotiate Malaysian income tax incentives and expect to be granted new pioneer incentives for only limited portions of our Malaysian business. Since the expiry of our previous incentives at the end of 2014, we have been recording Malaysian income taxes at full statutory tax rates. As these negotiations are ongoing, including the activities covered, exemption levels, incentive conditions or commitments, and the effective commencement date of the incentive, we are currently unable to quantify the benefits or applicable periods of any such incentives, and there can be no assurance that any such incentives will be granted.

We have multiple income tax incentives in Thailand with varying exemption periods. These incentives initially allow for a 100% income tax exemption (including distribution taxes), which after eight years transition to a 50% income tax exemption for the next five years (excluding distribution taxes). Upon full expiry of each of the incentives, taxable profits associated with such expired tax incentives become fully taxable. As a result of our exit from the solar panel manufacturing business, we withdrew our tax incentive related to our solar panel manufacturing operations in Thailand during the second quarter of 2017. Two of our remaining three Thailand tax incentives expire between 2019 and 2020, while the third incentive will transition to the 50% exemption in 2022, and expire in 2027. The withdrawal of the solar-related tax incentive in Thailand resulted in the recognition in the second quarter of 2017 of a $5.0 million deferred income tax benefit related to the write-downs and impairments of our solar assets in that and prior quarters, as such withdrawal allows future tax losses arising from the ultimate disposition of such assets to be applied against other fully taxable profits in Thailand.

In certain jurisdictions, primarily in the Americas and Europe, we currently have significant net operating losses and other deductible temporary differences, which we expect will be used to reduce taxable income in these jurisdictions in future periods, although not all are currently recognized as deferred tax assets.

We develop our tax filing positions based upon the anticipated nature and structure of our business and the tax laws, administrative practices and judicial decisions currently in effect in the jurisdictions in which we have assets or conduct business, all of which are subject to change or differing interpretations, possibly with retroactive effect. We are subject to tax audits of historical information by tax authorities in various jurisdictions which could result in additional tax expense in future periods relating to prior results. Reviews by tax authorities generally focus on, but are not limited to, the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment. Any such increase in our income tax expense and related interest and/or penalties could have a significant adverse impact on our future earnings and future cash flows.

Certain of our subsidiaries provide financing, or products and services to, and may from time-to-time undertake certain significant transactions with other subsidiaries in different jurisdictions. Moreover, several jurisdictions in which we operate have tax laws with detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm’s-length pricing principles, and that contemporaneous documentation must exist to support such pricing. As previously disclosed, Canadian tax authorities withdrew their position related to certain transfer pricing matters involving one of our Canadian subsidiaries and reversed their adjustments for the years 2001 through 2004. In connection therewith, in the second half of 2016, we recorded aggregate current income tax recoveries of $45 million Canadian dollars (approximately $34 million at the exchange rates at the time of recording) to reverse previously recorded provisions for tax uncertainties related to transfer pricing, as well as aggregate refund interest income of $19 million Canadian dollars (approximately $14 million at the exchange rates at the time of recording) for cash held on account with the tax authorities in connection with such matters. Canadian tax authorities had also taken an unfavorable position relating to the deductibility of certain Canadian interest amounts, which we successfully appealed. The Canadian tax authorities issued revised reassessments and the matter was closed in the fourth quarter of 2016. As a result of the resolution of the above tax matters, we received $70 million Canadian dollars (approximately $52 million at the 2016 year-end exchange rate) during the fourth quarter of 2016, and $6 million Canadian dollars (approximately $4 million at settlement-date exchange rates) in January 2017. The aggregate amount of cash refunds received represented the return of all deposits and related refund interest in respect of the Canadian tax matters.

The successful pursuit of assertions made by any taxing authority could result in our owing significant amounts of tax, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse tax ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and could be in excess of amounts accrued.

Acquisitions:

We may, at any time, be engaged in ongoing discussions with respect to possible acquisitions that could expand our service offerings, increase our penetration in various industries, establish strategic relationships with new or existing customers and/or enhance our global supply chain network. In November 2016, we acquired the business assets of Lorenz, Inc. and Suntek Manufacturing Technologies, SA de CV, collectively known as Karel Manufacturing (Karel) for a cash purchase price of $14.9 million. Karel is a manufacturing services company that specializes in complex wire harness assembly, systems integration, sheet metal fabrication, welding and machining serving primarily aerospace and defense customers. This acquisition is intended to support our strategy to accelerate our growth in the aerospace and defense market through the addition of value-add capabilities and services.

In order to enhance our competitiveness and expand our revenue base or the services we offer our customers, we may also seek to grow our services or capabilities beyond our traditional areas of EMS expertise. There can be no assurance that any of these discussions will result in a definitive purchase agreement and, if they do, what the terms or timing of any such agreement would be. There can also be no assurance that any acquisition will be successfully integrated or will generate the returns we expect.

Liquidity and Capital Resources

Liquidity

The following tables set forth key liquidity metrics for the periods indicated (in millions):

	December 31	September 30
	2016	2017
Cash and cash equivalents	$557.2	$527.0
Borrowings under credit facility	227.5	193.8

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Cash provided by (used in) operating activities	$108.6	$(7.5)	$85.8	$83.3
Cash used in investing activities	(5.7)	(32.2)	(34.3)	(68.7)
Cash used in financing activities	(33.8)	(16.0)	(54.8)	(44.8)

Changes in non-cash working capital items (included in operating activities above):
A/R	$25.8	$(0.5)	$(34.9)	$58.2
Inventories	(24.0)	(47.8)	(135.0)	(133.1)
Other current assets	(2.3)	(7.4)	(12.8)	5.5
A/P, accrued and other current liabilities and provisions	47.2	(12.1)	86.5	(23.5)
Working capital changes	$46.7	$(67.8)	$(96.2)	$(92.9)

Cash provided by (used in) operating activities:

In the third quarter of 2017, we used $7.5 million of cash for operating activities compared to $108.6 million of cash generated from operating activities in the third quarter of 2016. This decrease was primarily due to $114.5 million in higher working capital requirements in the third quarter of 2017,  as compared to the prior year period, resulting most significantly from the timing of purchases and increased inventory levels. Although we required additional inventory to support our new program ramps, we also experienced demand volatility from our customers and materials constraints from suppliers during the quarter which resulted in us carrying higher than expected levels of inventory at September 30, 2017. We expect these dynamic market conditions to continue in the near future. For the first nine months of 2017, we generated $83.3 million of cash from operating activities compared to $85.8 million of cash generated in the first nine months of 2016.

From time to time, we extend payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. Commencing in the fourth quarter of 2016, the payment terms of one of our significant customers was extended. In connection therewith, we registered for that customer’s supplier financing program pursuant to which participating suppliers may sell A/R from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At September 30, 2017, we sold $55.1 million of A/R under this program (September 30, 2016 — nil; December 31, 2016 — $51.4 million). We utilized this program to substantially offset the effect of the extended payment terms on our working capital for the period. We pay interest with respect to this arrangement, which we record in finance costs in our consolidated statement of operations.

Free cash flow (non-IFRS):

Our non-IFRS free cash flow (defined below) for the third quarter of 2017 was negative $44.1 million compared to positive $99.5 million for the third quarter of 2016. The decrease in non-IFRS free cash flow was primarily due to $114.5 million in higher working capital requirements (discussed above), and $20 million in higher capital expenditures in the third quarter of 2017 as compared to the same period of 2016. We continue to invest in our manufacturing capabilities globally and to support new customer programs (see “Cash used in investing activities” below).

The negative non-IFRS free cash flow for the third quarter of 2017 adversely impacted our non-IFRS free cash flow for the first nine months of 2017. Non-IFRS free cash flow was $2.2 million for the first nine months of 2017, compared to positive $40.9 million for the same period in 2016.  We currently expect non-IFRS free cash flow for the fourth quarter of 2017 to be positive, and will be largely dependent on the level of working capital required in the fourth quarter of 2017.

Non-IFRS free cash flow is defined as cash provided by or used in operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. In periods where it is relevant (the third quarter of 2015), non-IFRS free cash flow also includes deposits received on the anticipated sale of our Toronto real property. Note, however, that non-IFRS free cash flow does not represent residual cash flow available to Celestica for discretionary expenditures.  Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash provided by or used in operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. A reconciliation of this measure to cash provided by operating activities measured under IFRS is set forth below:

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
IFRS cash provided by (used in) operations	$108.6	$(7.5)	$85.8	$83.3
Purchase of property, plant and equipment, net of sales proceeds	(11.7)	(32.2)	(45.3)	(81.2)
Finance lease payments	(1.1)	(1.7)	(3.5)	(4.8)
Repayments from former solar supplier	6.0	—	11.0	12.5
Finance costs paid	(2.3)	(2.7)	(7.1)	(7.6)
Non-IFRS free cash flow	$99.5	$(44.1)	$40.9	$2.2

Cash used in investing activities:

Our capital expenditures for the third quarter and first nine months of 2017 were $32.2 million and $81.8 million, respectively (third quarter and first nine months of 2016 — $11.9 million and $46.2 million, respectively), primarily as a result of increased investments, primarily to enhance our manufacturing capabilities in various geographies and to support new customer programs. These expenditures include expanding one of our production sites in Europe to support new ATS customers. We funded these capital expenditures from cash on hand.

In 2015, we entered into a supply agreement with a solar supplier (which was terminated in the fourth quarter of 2016) that included a commitment by us to provide cash advances to help secure our solar cell supply. All such cash advances were repaid in full by the second quarter of 2017. We received cash repayments of $12.5 million from this solar supplier in the first half of 2017 (third quarter and first nine months of 2016 — $6.0 million and $11.0 million, respectively). See “Summary of Q3 2017” above for a discussion of accounts receivable that remain outstanding from this former solar supplier.

Cash used in financing activities:

Share repurchases for cancellation:

During the first quarter of 2016, we paid $34.3 million (including transaction fees) to repurchase and cancel 3.2 million subordinate voting shares under an NCIB launched in February 2016 (2016 NCIB) at a weighted average price of $10.69 per share, including 2.8 million subordinate voting shares repurchased under a $30.0 million program share repurchase (PSR) we funded in March 2016, and completed in May 2016. Our 2016 NCIB expired in February 2017. We did not repurchase any additional shares for cancellation during the second or third quarters of 2016 or the first nine months of 2017.

Financing:

During the third quarter and first nine months of each of 2016 and 2017, we made scheduled principal repayments of $6.25 million and $18.75 million, respectively, under the Term Loan. During the third quarter and first nine months of 2017, we paid finance costs, primarily for our credit facility, of $2.7 million and $7.6 million, respectively (third quarter and first nine months of 2016 — $2.3 million and $7.1 million, respectively).

During the first quarter of 2016, we borrowed $40.0 million under the Revolving Facility to fund the repurchase of shares under our 2016 NCIB and we made a repayment of $15.0 million during the third quarter of 2016. During the first quarter of 2017, we made a repayment of the remaining $15.0 million then-outstanding under the Revolving Facility. As of September 30, 2017, there were no amounts outstanding under the Revolving Facility.

Treasury share repurchases:

During the third quarter and first nine months of 2017, we paid $5.7 million and $12.2 million (including transaction fees), respectively, for a broker’s purchase of 0.49 million and 0.95 million subordinate voting shares, respectively, in the open market to satisfy obligations under our stock-based compensation plans (third quarter and first nine months of 2016 — $9.5 million paid to purchase 0.5 million subordinate voting shares).

Finance lease payments:

During the third quarter and first nine months of 2017, we paid $1.7 million and $4.8 million, respectively under our finance lease agreements (see “Cash Requirements” below). Payments under these leases reduce our non-IFRS free cash flow. At September 30, 2017, we had a total of $19.2 million of finance lease obligations outstanding, of which $12.2 million relate to manufacturing equipment for our former solar panel business. As discussed above, we currently intend to terminate these solar panel equipment leases and settle the remaining solar lease obligations in the fourth quarter of 2017. See “Summary of Q3 2017” above.

Cash requirements:

We maintain the Revolving Facility, uncommitted bank overdraft facilities, and an A/R sales program, and participate in a customer’s supplier financing program, to provide short-term liquidity and to have funds available for working capital and other investments to support our strategic priorities. Our working capital requirements can vary significantly from month-to-month due to a range of business factors, including the ramping of new programs, expansion of our services and business operations, timing of purchases, higher levels of inventory for new programs and anticipated customer demand, timing of payments and A/R collections, and customer forecasting variations. The international scope of our operations may also create working capital requirements in certain countries while other countries generate cash in excess of working capital needs. Moving cash between countries on a short-term basis to fund working capital is not always expedient due to local currency regulations, tax considerations, and other factors. To meet our working capital requirements and to provide short-term liquidity, we may draw on our Revolving Facility, sell A/R through our A/R sales program or participate in a customer’s supplier financing program, while available. The timing and the amounts we borrow or repay under these facilities can vary significantly from month-to-month depending upon our cash requirements. In addition, since our A/R sales program and the supplier financing program are both on an uncommitted basis, there can be no assurance that any participant bank will purchase the accounts receivable we wish to sell to them under these programs. See “Capital Resources” below.

We do not believe that the aggregate amounts outstanding under our credit facility have had or will have a material adverse impact on our liquidity, our results of operations or financial condition. We are required to make quarterly principal repayments on the Term Loan of $6.25 million. We anticipate that interest on the Term Loan, based on current interest rates, will be approximately $2 million per quarter. Any increase in prevailing interest rates or margins could cause this amount to increase. See “Capital Resources — Financial risks — Interest rate risk” below. We believe that cash flow from operating activities, together with cash on hand, availability under our Revolving Facility and intra-day and overnight bank overdraft facilities, and cash from the sale of A/R, will be sufficient to fund our currently anticipated working capital needs and planned capital spending (including the commitments described elsewhere herein).

We may issue debt, convertible debt or equity securities in the future to fund operations or make acquisitions. Equity or convertible debt securities could dilute current shareholders’ positions; debt or convertible debt securities could have rights and privileges senior to those of equity holders and the terms of these debt securities could impose restrictions on our operations. The pricing of any such securities would be subject to market conditions at the time of issuance.

As at September 30, 2017, a significant portion of our cash and cash equivalents was held by foreign subsidiaries outside of Canada. Most of these amounts, however, are subject to withholding taxes upon repatriation under current tax laws. Cash and cash equivalents held by subsidiaries related to undistributed earnings that are considered indefinitely reinvested outside of Canada (which we do not intend to repatriate in the foreseeable future) are not subject to these withholding taxes. We currently expect to repatriate approximately $37 million from our Chinese subsidiaries in the near term and have recorded the anticipated future withholding taxes as deferred income tax liabilities. While some of our subsidiaries are subject to local governmental restrictions on the flow of capital into and out of their jurisdictions (including in the form of cash dividends, loans or advances to us), which is required or desirable from time to time to meet our international working capital needs and other business objectives (as described above), these restrictions have not had a material impact on our ability to meet our cash obligations.

Our capital spending varies each period based on the timing of new business wins and forecasted sales levels. Based on our current operating plans, we anticipate capital spending for 2017 to be approximately 1.5% to 2.0% of revenue, and expect to fund these expenditures from cash on hand and through the financing agreements described below under “Capital Resources.” In connection with our intention to move our Toronto manufacturing operations, we expect to incur significant costs, commencing in the near term, to transfer such operations to the new location within the Greater Toronto area, and as we prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position.

Customer or program transfers between EMS providers are part of the competitive nature of our industry. From time-to-time, we make commitments to purchase assets, primarily inventory, or fund certain costs, as part of transitioning programs from a customer or a competitor.   In the fourth quarter of 2016, we made a commitment to one of our customers to purchase inventory and assume the relevant workforce in connection with a program transfer, which was completed in the third quarter of 2017, as anticipated.

We have entered into financing agreements for the lease of machinery and equipment. For leases where the risks and rewards of ownership have substantially transferred to us, we capitalize the leased asset and record a corresponding liability on our consolidated balance sheet. In relation to our former solar panel business, we entered into five-year lease agreements in April 2015, pursuant to which we leased $19.3 million of manufacturing equipment for our solar operations in Asia. At September 30, 2017, our remaining solar equipment lease obligations totaled $12.2 million, which we have recorded as current liabilities as we currently intend to terminate and settle these leases in the fourth quarter of 2017.

On July 23, 2015, we entered into a property sale agreement (the Property Sale Agreement) to sell our real property located in Toronto, Ontario, which includes the site of our corporate headquarters and our Toronto manufacturing operations, to a special purpose entity (the Property Purchaser) to be formed by a consortium of three real estate developers. Subject to completion of the transaction, the purchase price is approximately $137 million Canadian dollars (approximately $110 million at period-end exchange rates), exclusive of applicable taxes and subject to certain adjustments. Upon execution of the Property Sale Agreement, the Property Purchaser paid us a cash deposit of $15 million Canadian dollars ($11.2 million at the then-prevailing exchange rate), which is non-refundable except in limited circumstances. Upon closing, which is subject to various conditions, including municipal approvals, the Property Purchaser is to pay us an additional $53.5 million Canadian dollars in cash (approximately $43 million at period-end exchange rates). The balance of the purchase price is to be satisfied upon closing by an interest-free, first-ranking mortgage in the amount of $68.5 million Canadian dollars (approximately $55 million at period-end exchange rates) to be registered on title to the property and having a term of two years from the closing date. In April 2017, we received notice from the Property Purchaser that the municipal zoning approval process required to complete the transaction will take longer than originally anticipated. As a result, the purchaser has exercised its option under the Property Sale Agreement to extend the approvals period by one year. Assuming the timely satisfaction of various conditions, we currently expect the transaction to close during 2018, extended from our original estimate of the second half of 2017. However, there can be no assurance that this transaction will be completed during 2018, or at all. As part of the transaction, we have agreed, upon closing, to enter into an interim lease for our existing corporate head office and manufacturing premises on a portion of the real estate for an initial two-year term on a rent-free basis (subject to certain payments including taxes and utilities), which is to be followed by a longer-term lease for our new corporate headquarters, on commercially reasonable arm’s-length terms. Whether or not this transaction is consummated, however, we intend to move our existing Toronto manufacturing operations to another location in the Greater Toronto area, and in connection therewith, entered into a long-term lease with occupancy to commence in 2018, with the moving date to be determined. We will incur significant transition costs (including capital expenditures), commencing in the near term, to transfer such operations to this new location, and as we prepare and customize the new site to meet our manufacturing needs. The costs, timing, and execution of this relocation could have a material adverse impact on our business, our operating results and our financial position.

We have granted share unit awards to employees under our stock-based compensation plans. Under one such plan, we have the option to satisfy the delivery of shares upon vesting of the awards by purchasing subordinate voting shares in the open market or by settling such awards in cash, although we currently expect to satisfy these awards with subordinate voting shares purchased in the open market. Under our other stock-based compensation plan, we may (at the time of grant) authorize the grantee to elect to settle awards in either cash or subordinate voting shares. Absent such permitted election, grants will be settled in subordinate voting shares, which may be purchased in the open market or issued from treasury, subject to certain limits. The timing of, and the amounts paid for, these purchases can vary from period to period. We have funded, and expect to continue to fund, share repurchases for this purpose from cash on hand.

Historically, we have funded share repurchases under our NCIBs and our substantial issuer bids (SIBs) from cash on hand, borrowings under our credit facility, or a combination thereof. During the third quarter of 2017, we did not repurchase any subordinate voting shares in the open market for cancellation.

In October 2017, we announced our intention to file with the Toronto Stock Exchange (TSX) a notice of intention to commence a new NCIB during the fourth quarter of 2017. If this notice is accepted by the TSX, we expect to be permitted to repurchase for cancellation, at our discretion during the 12 months following such acceptance, up to 10% of the “public float” (calculated in accordance with the rules of the TSX) of our issued and outstanding subordinate voting shares.  Purchases under the NCIB, if accepted, will be conducted in the open market or as otherwise permitted, subject to the terms and limitations to be applicable to such NCIB, and will be made through the facilities of the TSX. We believe that an NCIB is in the interest of the Company and constitutes a desirable use of our funds.

We provide routine indemnifications, the terms of which range in duration and often are not explicitly defined. These may include indemnifications against third-party intellectual property infringement claims and certain third-party negligence claims for property damage. We have also provided indemnifications in connection with the sale of certain businesses and real property. The maximum potential liability from these indemnifications cannot be reasonably estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation and contingencies:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

In 2007, securities class action proceedings were initiated against us and our former Chief Executive and Chief Financial Officers in the Ontario Superior Court of Justice. The proceedings were dismissed on January 16, 2017 with no payments by the defendants.

Other Matters:

In the third quarter of 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications (MCTIC) issued assessments seeking to disqualify certain amounts of research and development (R&D) expenses for the years 2006 to 2009, which entitled our Brazilian subsidiary (which ceased operations in 2009) to charge reduced sales tax levies to its customers. The assessments against our Brazilian subsidiary (including interest and penalties) total approximately 35 million Brazilian real (approximately $11 million at period-end exchange rates) for such years. Although we cannot predict the outcome of this matter, we believe that our R&D activities for the period are supportable, and it is probable that our position will be sustained upon full examination by the appropriate Brazilian authorities and, if necessary, upon consideration by the Brazilian judicial courts. Our position is supported by our Brazilian legal advisers.

See “Operating Results — Income taxes” above for a description of the recent resolution of certain income tax matters.

Capital Resources

Our capital resources consist of cash, short-term investments, access to the Revolving Facility, intraday and overnight bank overdraft facilities, an A/R sales program, a customer’s supplier financing program, and capital stock. We regularly review our borrowing capacity and make adjustments, as permitted, for changes in economic conditions and changes in our requirements. We centrally manage our funding and treasury activities in accordance with corporate policies, the main objectives of which are to ensure appropriate levels of liquidity, to have funds available for working capital or other investments we determine are required to grow our business, to comply with debt covenants, to maintain adequate levels of insurance, and to balance our exposures to market risks.

At September 30, 2017, we had cash and cash equivalents of $527.0 million (December 31, 2016 — $557.2 million), of which approximately 87% was cash and 13% was cash equivalents, consisting of bank deposits. The majority of our cash and cash equivalents was denominated in U.S. dollars, and the remainder was held primarily in Chinese renminbi, Euro, Malaysian ringgit, and Canadian dollars.

The majority of our cash and cash equivalents is held with financial institutions each of which had at September 30, 2017 a Standard and Poor’s short-term rating of A-1 or above. Our cash and cash equivalents are subject to intra-quarter swings, generally related to the timing of A/R collections, inventory purchases and payments, and other capital uses.

We are party to an amended and restated credit agreement that consists of the $300.0 million Revolving Facility and the $250.0 million non-revolving Term Loan (which is fully drawn), each of which matures in May 2020. The Term Loan was used to fund a portion of our share repurchases under a 2015 SIB. The remainder of the SIB was funded with $25.0 million drawn on the Revolving Facility (which has since been repaid) and $75.0 million in cash. The Revolving Facility has an accordion feature that allows us to increase the $300.0 million limit by an additional $150.0 million on an uncommitted basis upon satisfaction of certain terms and conditions. The Revolving Facility also includes a $25.0 million swing line, subject to the overall revolving credit limit, that provides for short-term borrowings up to a maximum of seven days. The Revolving Facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes, including acquisitions. Borrowings under the Revolving Facility bear interest for the period of the draw at various base rates selected by us consisting of LIBOR, Prime, Base Rate Canada, and Base Rate (each as defined in the amended credit agreement), plus a margin. The margin for borrowings under the Revolving Facility ranges from 0.6% to 1.4% (except in the case of the LIBOR base rate, in which case, the margin ranges from 1.6% to 2.4%), based on a specified financial ratio based on indebtedness. Outstanding amounts under the Revolving Facility are due at maturity (but are required to be repaid prior thereto under specified circumstances). Amounts under the Revolving Facility are generally drawn for fixed periods of time, and if repaid, can be redrawn until the maturity date of the facility. The Term Loan bears interest at LIBOR plus a margin ranging from 2.0% to 3.0% based on the same financial ratio. The Term Loan requires quarterly principal repayments of $6.25 million, with the remainder due at maturity. We are permitted to make voluntary prepayments of the Term Loan, subject to certain terms and conditions. Prepayments on the Term Loan are also required under certain circumstances. Repaid amounts on the Term Loan may not be re-borrowed. During the first quarter of 2016, we borrowed $40.0 million under the Revolving Facility to fund share repurchases under our 2016 NCIB, including a $30.0 million PSR thereunder. In 2016, we repaid a total of $50.0 million under the Revolving Facility and $25.0 million under the Term Loan. During the first quarter of 2017, we repaid the remaining $15.0 million then-outstanding under the Revolving Facility, and have made the scheduled quarterly principal payments of $6.25 million under the Term Loan in each of the first three quarters of 2017. In the third quarter and first nine months of 2017, we have incurred interest expense of $1.6 million and $4.9 million, respectively, under our credit facility (third quarter and first nine months of 2016 — $1.9 million and $5.5 million in interest expense under this facility, respectively).

We are required to comply with certain restrictive covenants under the credit facility, including those relating to the incurrence of senior ranking indebtedness, the sale of assets, a change of control, and certain financial covenants related to indebtedness and interest coverage. Certain of our assets are pledged as security for borrowings under this facility. If an event of default occurs and is continuing, the administrative agent may declare all advances on the facility to be immediately due and payable and may cancel the lenders’ commitments to make further advances thereunder. At September 30, 2017, there was $193.8 million outstanding under the Term Loan and there were no amounts outstanding under the Revolving Facility, and we were in compliance with all restrictive and financial covenants thereunder. At December 31, 2016, there was $227.5 million outstanding under our credit facility, including $15.0 million outstanding under the Revolving Facility, and we were in compliance with all restrictive and financial covenants thereunder. The credit facility is scheduled to mature in May 2020.

At September 30, 2017, we had $23.4 million (December 31, 2016 — $25.8 million) outstanding in letters of credit under the Revolving Facility. We also arrange letters of credit and surety bonds outside of the Revolving Facility. At September 30, 2017, we had $13.4 million (December 31, 2016 — $12.0 million) of such letters of credit and surety bonds outstanding.

At September 30, 2017, we had $276.6 million available under the Revolving Facility for future borrowings. We also have a total of $73.5 million of uncommitted bank overdraft facilities available for intraday and overnight operating requirements. There were no amounts outstanding under these overdraft facilities at September 30, 2017 or December 31, 2016.

We have an accounts receivable sales agreement to sell up to $200.0 million (reduced from $250.0 million on March 23, 2017 based on a review of our requirements under this agreement) at any one time in accounts receivable on an uncommitted basis (subject to pre-determined limits by customer) to two third-party banks. Each of these banks had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at September 30, 2017. The term of this agreement has been annually extended in recent years for additional one-year periods (and is currently extendable to November 2018 under specified circumstances), but may be terminated earlier as provided in the agreement. At September 30, 2017, $50.0 million (December 31, 2016 — $50.0 million) of A/R were sold under this facility, and de-recognized from our accounts receivable balance. As our A/R sales program is on an uncommitted basis, there can be no assurance that any of the banks will purchase the A/R we intend to sell to them under this program.

We have entered into an agreement with a third-party bank as part of a customer’s supplier financing program, pursuant to which participating suppliers may sell accounts receivable from such customer to a third-party bank on an uncommitted basis in order to receive earlier payment. At September 30, 2017, we sold $55.1 million of accounts receivable under this program (December 31, 2016 — $51.4 million). We utilized this program to substantially offset the effect of extended payment terms required by such customer on our working capital for the period. As the supplier financing program is on an uncommitted basis, there can be no assurance that the bank will purchase the A/R we intend to sell to them thereunder.

The timing and the amounts we borrow and repay under our revolving credit and overdraft facilities, or sell under our A/R sales program or the supplier financing program, can vary significantly from month-to-month depending upon our working capital and other cash requirements.

Our strategy on capital risk management has not changed significantly since the end of 2016. Other than the restrictive and financial covenants associated with our credit facility noted above, we are not subject to any contractual or regulatory capital requirements. While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations or cash flows.

Financial instruments:

Our short-term investment objectives are to preserve principal and to maximize yields without significantly increasing risk, while at the same time not materially restricting our short-term access to cash. To achieve these objectives, we maintain a portfolio consisting of a variety of securities, including bank deposits and certain money market funds that primarily hold U.S. government securities, as applicable.  A U.S. government shutdown and/or debt ceiling impasse could result in a default by the U.S. government on such securities, which could have a material adverse effect on our results of operations and financial condition.

The majority of our cash balances are held in U.S. dollars. We price the majority of our products in U.S. dollars and the majority of our materials costs are also denominated in U.S. dollars. However, a significant portion of our non-materials costs (including payroll, pensions, site costs and costs of locally sourced supplies and inventory) are denominated in various other currencies. As a result, we may experience foreign exchange gains or losses on translation or transactions due to currency fluctuations.

We have a foreign exchange risk management policy in place to govern our hedging activities. We do not enter into speculative trades. Our current hedging activity is designed to reduce the variability of our foreign currency costs where we have local manufacturing operations. We enter into foreign exchange forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge our balance sheet exposures. Balance sheet hedges are based on our forecasts of the future position of net monetary assets or liabilities denominated in foreign currencies and, therefore, may not mitigate the full impact of any translation impacts in the future. There can be no assurance that our hedging transactions will be successful in mitigating our foreign exchange risk.

At September 30, 2017, we had foreign exchange forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars (in millions)	Weighted average exchange rate of U.S. dollars	Maximum period in months	Fair value gain (loss) (in millions)
Canadian dollar	$214.2	$0.78	12	$9.2
Thai baht	80.6	0.03	12	1.7
Malaysian ringgit	49.3	0.23	12	1.3
Mexican peso	27.5	0.05	12	0.8
British pound	52.8	1.33	4	(1.7)
Chinese renminbi	71.8	0.15	12	0.7
Euro	39.6	1.15	12	0.3
Romanian leu	24.7	0.25	12	1.1
Singapore dollar	22.8	0.72	12	0.5
Other	7.1			0.1
Total	$590.4			$14.0

These contracts, which generally extend for periods of up to 12 months, will expire by the end of the third quarter of 2018. The fair value of the outstanding contracts at September 30, 2017 was a net unrealized gain of $14.0 million (December 31, 2016 — net unrealized loss of $9.6 million). The unrealized gains or losses are a result of fluctuations in foreign exchange rates between the date the currency forward and swap contracts were entered into and the valuation date at period end.

Financial risks:

We are exposed to a variety of risks associated with financial instruments and otherwise.

Currency risk: Due to the global nature of our operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various currencies. The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. As part of our risk management program, we attempt to mitigate currency risk through a hedging program using forecasts of our anticipated future cash flows and balance sheet exposures denominated in foreign currencies. We enter into foreign exchange forward contracts, generally for periods up to 12 months, to lock in the exchange rates for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates. Although our functional currency is the U.S. dollar, currency risk on our income tax expense arises as we are generally required to file our tax returns in the local currency for each particular country in which we have operations. While our hedging program is designed to mitigate currency risk vis-à-vis the U.S. dollar, we remain subject to taxable foreign exchange impacts in our translated local currency financial results relevant for tax reporting purposes. We do not use derivative financial instruments for speculative purposes.

We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including as a result of Brexit or other global events impacting currency exchange rates could materially adversely affect our business, results of operations and financial condition.

Interest rate risk: Borrowings under our credit facility bear interest at specified rates, plus specified margins (as described above). Our borrowings under this facility expose us to interest rate risk due to potential increases to the specified rates and margins. A one-percentage point increase in these rates would increase interest expense, based on outstanding borrowings of $193.8 million at September 30, 2017, by approximately $1.9 million annually.

Credit risk: Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance is relatively low, however, if a key supplier (or any company within our supply chain) or customer experiences financial difficulties or fails to comply with their contractual obligations, this could result in a financial loss to us. In connection therewith, see “Summary of Q3 2017” above for a description of the write-downs during the second quarter of 2017 related to our exit from the solar panel manufacturing business.With respect to our financial market activities, we have adopted a policy of dealing only with credit-worthy counterparties to help mitigate the risk of financial loss from defaults. We monitor the credit risk of the counterparties with whom we conduct business, through a combined process of credit rating reviews and portfolio reviews. To attempt to mitigate the risk of financial loss from defaults under our foreign currency forward exchange contracts, our contracts are held by counterparty financial institutions, each of which had at September 30, 2017 a Standard and Poor’s rating of BBB+ or above. In addition, we maintain cash and short-term investments in highly rated investments or on deposit with major financial institutions. Each financial institution with which we have our A/R sales program and the supplier financing program had a Standard and Poor’s short-term rating of A-2 or above and a long-term rating of A- or above at September 30, 2017. Each financial institution from which annuities have been purchased for the defined benefit component of our Canadian pension plan had an A.M. Best or Standard and Poor’s long-term rating of A- or above at September 30, 2017. In addition, the financial institutions from which annuities have been purchased for the defined benefit component of our U.K. pension plans are governed by local regulatory bodies.

We also provide unsecured credit to our customers in the normal course of business. From time to time, we extend the payment terms applicable to certain customers. If this becomes our practice, it could adversely impact our working capital requirements, and increase our financial exposure and credit risk. We attempt to mitigate customer credit risk by monitoring our customers’ financial condition and performing ongoing credit evaluations as appropriate. We may also purchase credit insurance from a financial institution to reduce our credit exposure to certain customers. We consider credit risk in determining our allowance for doubtful accounts and we believe our allowances, as adjusted from time to time, are adequate.

Liquidity risk: Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We believe that cash flow from operating activities, together with cash on hand, cash from the sale of        A/R, and borrowings available under our Revolving Facility and intraday and overnight bank overdraft facilities are sufficient to fund our currently anticipated financial obligations.

See note 21 to our 2016 audited consolidated financial statements for further details.

Related Party Transactions

Onex Corporation (Onex) beneficially owns or controls, directly or indirectly, all of our outstanding multiple voting shares. Accordingly, Onex has the ability to exercise significant influence over our business and affairs and generally has the power to determine all matters submitted to a vote of our shareholders where the subordinate voting shares and multiple voting shares vote together as a single class. Mr. Gerald Schwartz, the Chairman of the Board, President and Chief Executive Officer of Onex, and one of our directors until December 31, 2016, indirectly owns shares representing the majority of the voting rights of Onex.

In January 2009, we entered into a Services Agreement with Onex for the services of Mr. Schwartz as a director of Celestica, pursuant to which Onex received compensation for such services. The initial term of this agreement was one year and it automatically renews for successive one-year terms unless either party provides a notice of intent not to renew. In connection with the retirement of Mr. Schwartz from our Board of Directors as of December 31, 2016, and the appointment of Mr. Tawfiq Popatia (also an officer of Onex) as his replacement effective January 1, 2017, the Services Agreement was amended as of such date to replace all references to Mr. Schwartz therein with references to Mr. Popatia, and to increase the annual fee payable to Onex thereunder from $200,000 per year to $235,000 per year (to be consistent with current annual Board retainer fees), payable in DSUs in equal quarterly installments in arrears. The Services Agreement terminates automatically and the rights of Onex to receive compensation (other than accrued and unpaid compensation) will terminate (a) 30 days after the first day on which Onex ceases to hold at least one multiple voting share of Celestica or any successor company or (b) the date Mr. Popatia ceases to be a director of Celestica for any reason.

Also see discussion in “Cash requirements” above for a description of the Property Sale Agreement (and lease arrangements) with respect to our real property located in Toronto, Ontario (which includes our corporate headquarters and our Toronto manufacturing operations). Approximately 30% of the interests in the Property Purchaser are to be held by a privately-held company in which Mr. Schwartz has a material interest. Mr. Schwartz also has a non-voting interest in an entity which is to have an approximate 25% interest in the Property Purchaser.

Outstanding Share Data

As of October 19, 2017, we had 125,086,344 outstanding subordinate voting shares and 18,600,193 outstanding multiple voting shares. As of such date, we also had 399,958 outstanding stock options, 3,437,687  outstanding RSUs, 5,188,652  outstanding PSUs (assuming a maximum payout), and 1,429,202 outstanding DSUs, each vested option or unit entitling the holder thereof to receive one subordinate voting share (or in certain cases, cash) pursuant to the terms thereof (subject to certain time or performance-based vesting conditions).

Controls and Procedures

Evaluation of disclosure controls and procedures:

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act) designed to ensure that information we are required to disclose in the reports that we file or submit under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the U.S. Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the U.S. Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision of and with the participation of management, including our principal executive officer and principal financial officer, we have evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of September 30, 2017. Based on that evaluation, our principal executive officer and principal financial officer have concluded that, as of September 30, 2017, our disclosure controls and procedures are effective to meet the requirements of Rules 13a-15(e) and 15d-15(e) under the U.S. Exchange Act.

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that its objectives are met. Due to inherent limitations in all such systems, no evaluation of controls can provide absolute assurance that all control issues within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met.

Changes in internal control over financial reporting:

We did not identify any change in our internal control over financial reporting in connection with our evaluation thereof that occurred during the quarter ended September 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. In preparation for the adoption of new accounting standards, IFRS 15 (Revenue from Contracts with Customers) and IFRS 9 (Financial Instruments), we have completed our assessment of the changes to our business processes, systems and internal controls that will be necessary to support the recognition and disclosures required by the new standards. We do not expect significant changes to our internal control over financial reporting due to the adoption of these standards.

Management’s report on internal control over financial reporting:

Reference is made to our Management’s Report on page F-1 of our Annual Report on Form 20-F for the year ended December 31, 2016. Our auditors, KPMG LLP, an independent registered public accounting firm, have issued an audit report on our internal control over financial reporting as of December 31, 2016. This report appears on page F-2 of such Annual Report.

Unaudited Quarterly Financial Highlights (in millions, except percentages and per share amounts):

	2015	2016				2017
	Fourth Quarter	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	First Quarter	Second Quarter	Third Quarter
Revenue	$1,514.9	$1,353.3	$1,485.5	$1,554.0	$1,623.7	$1,469.9	$1,558.5	$1,528.2
Gross profit %	6.7%	6.9%	7.5%	7.1%	6.9%	7.0%	7.0%	6.8%
Net earnings	$12.1	$25.6	$36.2	$53.6	$20.9	$22.8	$34.4	$33.4
Weighted average # of basic shares	143.1	143.5	142.1	140.8	140.9	142.1	143.4	143.7
Weighted average # of diluted shares	145.2	145.2	144.1	143.0	143.4	144.0	145.5	145.7
# of shares outstanding	143.5	143.3	140.7	140.8	140.9	143.2	143.6	143.7
IFRS EPS:
basic	$0.08	$0.18	$0.25	$0.38	$0.15	$0.16	$0.24	$0.23
diluted	$0.08	$0.18	$0.25	$0.37	$0.15	$0.16	$0.24	$0.23

Comparability quarter-to-quarter:

The quarterly data reflects the following: the fourth quarters of 2015 and 2016 include the results of our annual impairment testing of goodwill, intangible assets and property, plant and equipment; and all quarters have been impacted by our restructuring actions. The amounts attributable to these items vary from quarter-to-quarter.

Third quarter 2017 compared to second quarter 2017:

Revenue of $1.53 billion for the third quarter of 2017 decreased 2% compared to the second quarter of 2017. Compared to the previous quarter, revenue dollars from our Enterprise end market decreased 5%, and revenue dollars from our Communications end market decreased 2%, primarily due in each case to lower demand in the third quarter of 2017. Revenue dollars from our ATS end market remained relatively flat during the same comparison period.  Gross profit as a percentage of total revenue for the third quarter of 2017 decreased to 6.8% compared to 7.0% in the second quarter of 2017, and was negatively impacted by lower revenue and changes in program mix. Net earnings for the third quarter of 2017 of $33.4 million decreased $1.0 million from the previous quarter.

Selected third quarter 2017 IFRS results:

Actual
IFRS revenue (in billions)	$1.53
IFRS EPS (diluted)*	$0.23
IFRS earnings before income taxes as a % of revenue	2.7%

* IFRS EPS for the third quarter of 2017 included an aggregate charge of $0.08 (pre-tax) per share for employee stock-based compensation expense, amortization of intangible assets (excluding computer software) and restructuring charges, which was within the range we provided on July 25, 2017 of an aggregate charge of between $0.06 to $0.12 per share for these items.

On July 25, 2017, we provided the following guidance for the third quarter of 2017:

Third quarter 2017 actual compared to guidance:

	Q3 2017
	Guidance	Actual
IFRS revenue (in billions)	$1.5 to $1.6	$1.53
Non-IFRS operating margin	3.7% at the mid-point of expectations	3.6%
Non-IFRS adjusted EPS (diluted)	$0.28 to $0.34	$0.31

For the third quarter of 2017, our revenue and non-IFRS adjusted EPS were within our guidance range. Our non-IFRS operating margin of 3.6% for the third quarter of 2017 compares to 3.7% at the mid-point of our expectations.

Our guidance includes a range for adjusted EPS (which is a non-IFRS measure and is defined below). Management considers non-IFRS adjusted EPS to be an important measure for investors to understand our core operating performance. A reconciliation of non-IFRS adjusted net earnings to IFRS net earnings is set forth below.

Non-IFRS measures:

Management uses adjusted net earnings and the other non-IFRS measures described herein (i) to assess operating performance and the effective use and allocation of resources, (ii) to provide more meaningful period-to-period comparisons of operating results, (iii) to enhance investors’ understanding of the core operating results of our business, and (iv) to set management incentive targets. We believe the non-IFRS measures we present herein are useful to investors, as they enable investors to evaluate and compare our results from operations and cash resources generated from our business in a more consistent manner (by excluding specific items that we do not consider to be reflective of our ongoing operating results) and provide an analysis of operating results using the same measures our chief operating decision makers use to measure performance. In addition, management believes that the use of a non-IFRS adjusted effective tax rate provides improved insight into the tax effects of our ongoing business operations, and is useful to management and investors for historical comparisons and forecasting. These non-IFRS financial measures result largely from management’s determination that the facts and circumstances surrounding the excluded charges or recoveries are not indicative of the ordinary course of the ongoing operation of our business.

We believe investors use both IFRS and non-IFRS measures to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact our core operations.

In addition to cash cycle days (including the components thereof) and inventory turns (each described under the caption “Other Performance Indicators” above), which have no defined meanings under IFRS, we use the following non-IFRS measures: adjusted gross profit, adjusted gross margin (adjusted gross profit as a percentage of revenue), adjusted SG&A, adjusted SG&A as a percentage of revenue, operating earnings (adjusted EBIAT), operating margin (operating earnings as a percentage of revenue), adjusted net earnings, adjusted EPS, adjusted ROIC, free cash flow and adjusted effective tax rate. Adjusted EBIAT, adjusted ROIC, free cash flow and adjusted effective tax rate are further described in the tables below. In calculating these non-IFRS financial measures, management excludes the following items, where applicable: employee stock-based compensation expense, amortization of intangible assets (excluding computer software), restructuring and other charges, net of recoveries, other solar charges (described below), the write-down of goodwill, intangible assets and property, plant and equipment, all net of the associated tax adjustments (which are set forth in the table below), and deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites.

Non-IFRS measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Non-IFRS measures are not measures of performance under IFRS and should not be considered in isolation or as a substitute for any standardized measure under IFRS. The most significant limitation to management’s use of non-IFRS financial measures is that the charges or credits excluded from the non-IFRS measures are nonetheless charges or credits that are recognized under IFRS and that have an economic impact on us. Management compensates for these limitations primarily by issuing IFRS results to show a complete picture of our performance, and reconciling non-IFRS results back to IFRS results.

The economic substance of these exclusions and management’s rationale for excluding them from non-IFRS financial measures is provided below:

Employee stock-based compensation expense, which represents the estimated fair value of stock options, RSUs and PSUs granted to employees, is excluded because grant activities vary significantly from quarter-to-quarter in both quantity and fair value. In addition, excluding this expense allows us to better compare core operating results with those of our competitors who also generally exclude employee stock-based compensation expense in assessing their operating performance, who may have different granting patterns and types of equity awards, and who may use different valuation assumptions than we do.

Amortization charges (excluding computer software) consist of non-cash charges against intangible assets that are impacted by the timing and magnitude of acquired businesses. Amortization of intangible assets varies among our competitors, and we believe that excluding these charges permits a better comparison of core operating results with those of our competitors who also generally exclude amortization charges in assessing operating performance.

Restructuring and other charges, net of recoveries, include costs relating to employee severance, lease terminations, site closings and consolidations, write-downs of owned property and equipment which are no longer used and are available for sale, reductions in infrastructure, acquisition-related integration, transaction and consulting costs, and legal settlements (recoveries). We exclude restructuring and other charges, net of recoveries, because we believe that they are not directly related to ongoing core operating results and do not reflect expected future operating expenses after completion of these activities. We believe these exclusions permit a better comparison of our core operating results with those of our competitors who also generally exclude these charges, net of recoveries, in assessing operating performance.

Other solar charges, consisting of non-cash charges to further write down  the carrying value of our then-remaining solar panel inventory and the write-down of solar accounts receivable (A/R) (primarily as a result of a solar customer’s bankruptcy) to estimated recoverable amounts, were recorded in the second quarter of 2017 through cost of sales and SG&A expenses, respectively. Both of these impairment charges, which were identified during the wind down phase of our solar operations after our decision to exit the solar panel manufacturing business, are excluded as they pertain to a business we have exited, and we therefore believe they are no longer directly related to our ongoing core operating results. Although we recorded significant impairment charges to write down our solar panel inventory in the third quarter of 2016, those charges were not excluded in the determination of our non-IFRS financial measures for such period, as we were then still engaged in the solar panel manufacturing business. In connection with this wind-down, we also recorded non-cash impairment charges in the second quarter of 2017 to further write down the carrying value of our solar panel manufacturing equipment  held for sale to its estimated fair value (at period end) less costs to sell, which we recorded through other charges.

Impairment charges, which consist of non-cash charges against goodwill, intangible assets and property, plant and equipment, result primarily when the carrying value of these assets exceeds their recoverable amount. Our competitors may record impairment charges at different times, and we believe that excluding these charges permits a better comparison of our core operating results with those of our competitors who also generally exclude these charges in assessing operating performance.

Deferred tax write-offs/costs or recoveries associated with restructuring actions or restructured sites are excluded, as we believe that these write-offs/costs or recoveries do not reflect core operating performance and vary significantly among those of our competitors who also generally exclude these charges or recoveries in assessing operating performance.

The following table sets forth, for the periods indicated, the various non-IFRS measures discussed above, and a reconciliation of IFRS to non-IFRS measures, (in millions, except percentages and per share amounts):

	Three months ended September 30				Nine months ended September 30
	2016		2017		2016		2017
		% of		% of		% of		% of
		revenue		revenue		revenue		revenue
IFRS revenue	$1,554.0		$1,528.2		$4,392.8		$4,556.6

IFRS gross profit	$111.1	7.1%	$104.1	6.8%	$315.7	7.2%	$315.4	6.9%
Employee stock-based compensation expense	2.9		2.9		10.4		11.4
Other solar charges (inventory write-down)	—		—		—		0.9
Non-IFRS adjusted gross profit	$114.0	7.3%	$107.0	7.0%	$326.1	7.4%	$327.7	7.2%

IFRS SG&A	$51.5	3.3%	$48.0	3.1%	$157.9	3.6%	$152.1	3.3%
Employee stock-based compensation expense	(3.5)		(3.1)		(12.2)		(11.3)
Other solar charges (A/R write-down)	—		—		—		(0.5)
Non-IFRS adjusted SG&A	$48.0	3.1%	$44.9	2.9%	$145.7	3.3%	$140.3	3.1%

IFRS earnings before income taxes	$53.4	3.4%	$40.8	2.7%	$131.7	3.0%	$110.3	2.4%
Finance costs	2.4		2.3		7.3		7.5
Refund interest income	(6.0)		—		(6.0)		—
Employee stock-based compensation expense	6.4		6.0		22.6		22.7
Amortization of intangible assets (excluding computer software)	1.5		1.4		4.5		4.4
Net restructuring, impairment and other charges (recoveries)	1.0		3.9		(0.3)		19.5
Other solar charges (inventory and A/R write-down)	—		—		—		1.4
Non-IFRS operating earnings (adjusted EBIAT) (1)	$58.7	3.8%	$54.4	3.6%	$159.8	3.6%	$165.8	3.6%

IFRS net earnings	$53.6	3.4%	$33.4	2.2%	$115.4	2.6%	$90.6	2.0%
Employee stock-based compensation expense	6.4		6.0		22.6		22.7
Amortization of intangible assets (excluding computer software)	1.5		1.4		4.5		4.4
Net restructuring, impairment and other charges (recoveries)	1.0		3.9		(0.3)		19.5
Other solar charges (inventory and A/R write-down)	—		—		—		1.4
Adjustments for taxes (2)	(0.5)		(0.2)		(0.8)		(6.0)
Non-IFRS adjusted net earnings	$62.0		$44.5		$141.4		$132.6

Diluted EPS
Weighted average # of shares (in millions)	143.0		145.7		144.0		145.1
IFRS earnings per share	$0.37		$0.23		$0.80		$0.62
Non-IFRS adjusted earnings per share	$0.43		$0.31		$0.98		$0.91
# of shares outstanding at period end (in millions)	140.8		143.7		140.8		143.7

IFRS cash provided by (used in) operations	$108.6		$(7.5)		$85.8		$83.3
Purchase of property, plant and equipment, net of sales proceeds	(11.7)		(32.2)		(45.3)		(81.2)
Finance lease payments	(1.1)		(1.7)		(3.5)		(4.8)
Repayments from former solar supplier	6.0		—		11.0		12.5
Finance costs paid	(2.3)		(2.7)		(7.1)		(7.6)
Non-IFRS free cash flow (3)	$99.5		$(44.1)		$40.9		$2.2

IFRS ROIC % (4)	19.3%		14.2%		16.6%		13.2%
Non-IFRS adjusted ROIC % (4)	21.2%		18.9%		20.1%		19.8%

(1)         Management uses non-IFRS operating earnings (adjusted EBIAT) as a measure to assess our operational performance related to our core operations. Non-IFRS adjusted EBIAT is defined as earnings before finance costs (consisting of interest and fees related to our credit facility, our accounts receivable sales program, and a customer’s supplier financing program), amortization of intangible assets (excluding computer software) and income taxes. Non-IFRS adjusted EBIAT also excludes, in periods where such charges have been recorded, employee stock-based compensation expense, restructuring and other charges, including acquisition-related integration, transaction and consulting costs (net of recoveries), impairment charges, other solar charges, and refund interest income with respect to amounts previously held on account with Canadian tax authorities.

(2)         The adjustments for taxes, as applicable, represent the tax effects on the non-IFRS adjustments and tax write-offs/costs or recoveries related to restructured sites (described below).

Our effective tax rate for the third quarter of 2017 was 18%. After excluding the tax effects of non-IFRS adjustments, our non-IFRS adjusted effective tax rate for the third quarter of 2017 was 15%. Our non-IFRS adjusted effective tax rate for the third quarter of 2017 was determined by excluding $0.2 million of tax benefits from our IFRS tax expense for the period, related to employee stock-based compensation expense. Our effective tax rate for the nine months ended September 30, 2017 was 18%. After excluding the tax effects of non-IFRS adjustments and tax recoveries related to restructured sites, our non-IFRS adjusted effective tax rate for the nine months ended September 30, 2017 was 16%. Our non-IFRS adjusted effective tax rate for the nine months ended September 30, 2017 was determined by excluding $6.0 million of tax benefits from our IFRS tax expense for the period, comprised of tax benefits related to employee stock-based compensation expense of $0.8 million, tax benefits related to net restructuring, impairment and other charges (including other solar charges) of $1.8 million, tax benefits of $3.2 million in the second quarter of 2017 related to solar impairments recorded in  prior quarters, and other tax benefits related to restructured sites of $0.2 million.

Our effective tax rate for the third quarter of 2016 was (0.4)%. After excluding the tax effects of non-IFRS adjustments, our non-IFRS adjusted effective tax rate for the third quarter of 2016 was 0.5%. Our non-IFRS adjusted effective tax rate for the third quarter of 2016 was determined by excluding $0.5 million of tax benefits from our IFRS tax expense for the period, comprised primarily of tax benefits related to employee stock-based compensation expense of $0.4 million. Our effective tax rate for the nine months ended September 30, 2016 was 12%. After excluding the tax effects of non-IFRS adjustments and tax write-offs related to restructured sites, our non-IFRS adjusted effective tax rate for the nine months ended September 30, 2016 was 11%. Our non-IFRS adjusted effective tax rate for the nine months ended September 30, 2016 was determined by excluding $0.8 million in net tax benefits from our IFRS tax expense for the period, comprised of tax benefits related to employee stock-based compensation expense of $1.4 million and tax benefits related to net restructuring, impairment and other charges of $0.3 million; offset in part by tax costs related to restructured sites of $0.9 million.

(3)         Management uses non-IFRS free cash flow as a measure, in addition to IFRS cash flow provided by (used in) operations, to assess our operational cash flow performance. We believe non-IFRS free cash flow provides another level of transparency to our liquidity. Non-IFRS free cash flow is defined as cash provided by (used in) operations after the purchase of property, plant and equipment (net of proceeds from the sale of certain surplus equipment and property), finance lease payments, repayments from a former solar supplier, and finance costs paid. In periods when it is relevant (the third quarter of 2015), non-IFRS free cash flow also includes deposits received on the anticipated sale of real property (see note 18 to our 2016 audited consolidated financial statements). Note that non-IFRS free cash flow, however, does not represent residual cash flow available to Celestica for discretionary expenditures.

(4)         Management uses non-IFRS adjusted ROIC as a measure to assess the effectiveness of the invested capital we use to build products or provide services to our customers, by quantifying how well we generate earnings relative to the capital we have invested in our business. Our non-IFRS adjusted ROIC measure reflects non-IFRS operating earnings, working capital management and asset utilization. Non-IFRS adjusted ROIC is calculated by dividing non-IFRS adjusted EBIAT by average net invested capital. Net invested capital (calculated in the table below) consists of the following IFRS measures: total assets less cash, accounts payable, accrued and other current liabilities and provisions, and income taxes payable. We use a two-point average to calculate average net invested capital for the quarter and a four-point average to calculate average net invested capital for the nine-month period. A comparable measure under IFRS would be determined by dividing IFRS earnings before income taxes by net invested capital (which we have set forth in the charts above and below), however, this measure (which we have called IFRS ROIC), is not a measure defined under IFRS.

The following table sets forth, for the periods indicated, our calculation of IFRS ROIC % and non-IFRS adjusted ROIC % (in millions, except IFRS ROIC % and non-IFRS adjusted ROIC %):

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
IFRS earnings before income taxes	$53.4	$40.8	$131.7	$110.3
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized IFRS earnings before income taxes	$213.6	$163.2	$175.6	$147.0

Average net invested capital for the period	$1,108.5	$1,149.3	$1,059.0	$1,116.3

IFRS ROIC % (1)	19.3%	14.2%	16.6%	13.2%

	Three months ended September 30		Nine months ended September 30
	2016	2017	2016	2017
Non-IFRS operating earnings (adjusted EBIAT)	$58.7	$54.4	$159.8	$165.8
Multiplier to annualize earnings	4	4	1.333	1.333
Annualized non-IFRS adjusted EBIAT	$234.8	$217.6	$213.0	$221.0

Average net invested capital for the period	$1,108.5	$1,149.3	$1,059.0	$1,116.3

Non-IFRS adjusted ROIC % (1)	21.2%	18.9%	20.1%	19.8%

	December 31 2016	March 31 2017	June 30 2017	September 30 2017
Net invested capital consists of:
Total assets	$2,822.3	$2,814.6	$2,857.7	$2,871.7
Less: cash	557.2	558.0	582.7	527.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,189.7	1,165.5	1,168.4	1,152.7
Net invested capital at period end (1)	$1,075.4	$1,091.1	$1,106.6	$1,192.0

	December 31 2015	March 31 2016	June 30 2016	September 30 2016
Net invested capital consists of:
Total assets	$2,612.0	$2,621.9	$2,720.1	$2,813.7
Less: cash	545.3	511.5	472.9	542.0
Less: accounts payable, accrued and other current liabilities, provisions and income taxes payable	1,104.3	1,053.8	1,122.5	1,179.4
Net invested capital at period end (1)	$962.4	$1,056.6	$1,124.7	$1,092.3

(1)                                 See footnote 4 of the previous table.